NI43-101 REPORT ON THE GUANAJUATO MINE
COMPLEX MINERAL RESOURCE ESTIMATION
FOR THE GUANAJUATITO, VALENCIANA,
CATA, LOS POZOS, SANTA MARGARITA,
SAN CAYETANO & PROMONTORIO ZONES, AS
OF JULY 31ST, 2013

Location: Guanajuato, Guanajuato, Mexico

-Prepared for-

Great Panther Silver Limited
800 – 333 Seymour Street
Vancouver, B.C., Canada, V6B 5A6

Prepared By:

Robert F. Brown, P. Eng., Qualified Person & V.P. Exploration

and

Linda Sprigg, RPGeo AIG, Qualified Person & Mineral Resource Geologist

Effective Date: July 31, 2013
Report Date: November 26, 2013

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

C O N T E N T S

1.0	SUMMARY			1-1

2.0	INTRODUCTION			2-1

3.0	RELIANCE ON OTHER EXPERTS			3-1

4.0	PROPERTY DESCRIPTION AND LOCATION			4-1

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1

	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources		5-1
	5.4	Physiography		5-1

6.0	HISTORY			6-1

7.0	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Local and Property Geology		7-1
	7.3	Mineralization		7-3

8.0	DEPOSIT TYPE			8-1

9.0	EXPLORATION			9-1

10.0	DRILLING			10-1

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Sample Preparation		11-1
		11.1.1	Drill Samples	11-1
		11.1.2	Channel Samples	11-1
	11.2	Analyses		11-2
	11.3	A/QC		11-3
		11.3.1	Blanks	11-3
		11.3.2	Standards	11-5
		11.3.3	Duplicates	11- 10
		11.3.4	Umpire Checks	11- 10
		11.3.5	Sample Security	11- 11

12.0	DATA VERIFICATION			12-1

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1

14.0	MINERAL RESOURCE ESTIMATES			14-1
	14.1	Previous Estimates		14-3
	14.2	Database – General Description		14-4
	14.3	Assays		14-5
	14.4	Core Recovery and RQD		14-7
	14.5	Density		14-7
	14.6	Mineralization Domains		14-8
	14.7	Underground Workings		14-9
	14.8	Assay Capping		14-10

July 2013	TOC i

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

	14.9	Composites		14- 14
	14.10	Block Model and Grade Estimation Procedures		14- 17
		14.10.1	Dimensions and Coding	14- 17
		14.10.2	Geostatistics	14- 17
		14.10.3	Grade Interpolation	14- 18
	14.11	Block Model Validation		14- 20
		14.11.1	Visual Inspection	14- 20
		14.11.2	Comparison with Production Records	14- 21
		14.11.3	Comparison of Block and Sample Means	14- 21
		14.11.4	Cut-Off Value	14- 22
	14.12	Classification		14- 23
	14.13	Mineral Resource Tabulations		14- 24

15.0	MINERAL RESERVE ESTIMATES			15-1

16.0	MINING METHODS			16-1
	16.1	Cata Clavo Zones		16-1
	16.2	Los Pozos Zone		16-4
	16.3	Santa Margarita Zones		16-7
	16.4	Guanajuatito Zones		16- 10
	16.5	San Cayetano Zone		16- 14
	16.6	Valenciana Zone		16- 15
	16.7	Promontorio Zone		16- 17

17.0	RECOVERY METHODS			17-1

18.0	PROJECT INFRASTRUCTURE			18-1

19.0	MARKET STUDIES AND CONTRACTS			19-1
	19.1	Market Studies		19-1
	19.2	Contracts		19-1

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT			20-1
	20.1	Reclamation Closure		20-1

21.0	CAPITAL AND OPERATING COSTS			21-1

22.0	ECONOMIC ANALYSIS			22-1

23.0	ADJACENT PROPERTIES			23-1

24.0	OTHER RELEVANT DATA AND INFORMATION			24-1

25.0	INTERPRETATION AND CONCLUSIONS			25-1

26.0	RECOMMENDATIONS			26-1

27.0	REFERENCES			27-1

28.0	DATE AND SIGNATURE PAGE			28-1

29.0	CERTIFICATES OF QUALIFIED PERSONS			29-1

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

T A B L E S

Table 1- 1:	Mineral Resource Estimates – Great Panther Silver Limited – Guanajuato Project	1-2
Table 4- 1:	Claims that Comprise the GPR Holdings at the Guanajuato Mine Complex	4-3
Table 6- 1:	Guanajuato Production Figures – Great Panther Silver Limited - Guanajuato Mine	6-2
Table 10-1:	Drilling Contractors, Guanajuato Mine Complex	10-5
Table 11-1:	Standard Values Outside 3 Standard Deviations – Great Panther Silver Limited – Guanajuato Project	11-9
Table 14-1:	Mineral Resources – Great Panther Silver Limited – Guanajuato Project	14-2
Table 14-2:	Previous Mineral Resource Estimate, 2012 – Great Panther Silver Limited – Guanajuato Project	14-3
Table 14-3:	Changes from Previous Estimate – Great Panther Silver Limited – Guanajuato Project .	14-4
Table 14-4:	Drill Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project	14-5
Table 14-5:	U/G Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project	14-6
Table 14-6:	Recovery and RQD by Area – Great Panther Silver Limited – Guanajuato Project	14-7
Table 14-7:	Zone Coding and Vein Orientation – Great Panther Silver Limited	14-9
Table 14-8:	Drill Hole Assay Capping - Great Panther Silver Limited – Guanajuato Project	14- 11
Table 14-9:	Underground Sample Assay Capping – Great Panther Silver Limited – Guanajuato Project	14- 13
Table 14-10:	Drill Hole Sample Statistics – Great Panther Silver Limited – Guanajuato Project	14- 15
Table 14-11:	U / G Sample Composite Statistics – Great Panther Silver Limited – Guanajuato Project	14- 16
Table 14-12:	Block Model dimensions & Extent - Great Panther Limited – Guanajuato Project	14- 17
Table 14-13:	3rd Pass Grade Interpolation Method, Au – Great Panther Silver Limited – Guanajuato Project	14- 18
Table 14-14:	3rd Pass Grade Interpolation Method, Ag – Great Panther Silver Limited – Guanajuato Project	14- 19
Table 14-15:	Mined Resources in Model at 50g/t AgEq Cut-off (Pozos, Santa Margarita and Guanajuatito) and 0g/t AgEq cutoff (Cata) – Great Panther Silver Limited – Guanajuato Project	14- 21
Table 14-16:	Actual Mined Based on Production Records – Great Panther Silver Limited – Guanajuato Project	14- 21
Table 14-17:	Comparison of Block and All Samples – Great Panther Silver Limited – Guanajuato Project	14- 22
Table 14-18:	Area-Specific Cut-off Values – Great Panther Silver Limited – Guanajuato Project	14- 22
Table 14-19:	Classification Strategy - Great Panther Silver Limited – Guanajuato Project	14- 24
Table 14-20:	Measured Mineral Resources - Great Panther Silver Limited – Guanajuato Project	14- 25
Table 14-21:	Indicated Mineral Resources - Great Panther Silver Limited – Guanajuato Project	14- 27
Table 14-22:	Measured plus Indicated Mineral Resources - Great Panther Silver Limited – Guanajuato Project	14- 29
Table 14-23:	Inferred Mineral Resources - Great Panther Silver Limited – Guanajuato Project	14- 31
Table 16-1:	Guanajuato Production Figures – Great Panther Silver Limited - Guanajuato Mine	16-1
Table 21-1:	2013 (January through September) Cost Report for GMC	21-1
Table 21-2:	2013 (January through September) Unit Costs by Mine Area for GMC	21-1

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

F I G U R E S

Figure 4- 1:	Guanajuato Mine Complex Property	4-2
Figure 4- 2:	Mineral Claims Map	4-4
Figure 7- 1:	Local Area Geology for the Guanajuato Mine Complex – With Section Line of Figure 7- 2 Shown	7-2
Figure 7- 2:	Local area geology cross section showing approximate ore outlines of Randall’s (1994) Lower Ore and the approximate ore outline of the Guanajuato Mine projected onto the section line	7-3
Figure 7- 3:	Property Geology - Guanajuatito – cross section 2940N with ramp access shown. View looking north- northwest, Elevation masl	7-5
Figure 7- 4:	Property Geology – Cata Clavo – cross section 12.5N with ramp access shown. View looking northwest, Elevation masl	7-6
Figure 7- 5:	Property Geology – Los Pozos – cross section 337.5N with ramp access shown. View looking north-northwest, Elevation masl	7-7
Figure 7- 6:	Property Geology – Santa Margarita – cross section 100S with ramp access shown. View looking north- northwest, Elevation masl	7-8
Figure 7- 7:	Property Geology – San Cayetano– cross section 350S. View looking north-northwest, Elevation masl	7-9
Figure 10-1:	GMC Drill Hole Location Plan Map	10-2
Figure 10-2:	GMC Longitudinal Section of GMC Drill Holes	10-3
Figure 11-1:	Silver (Ag) assays of “Blank” material sent to SGS-GTO	11-4
Figure 11-2:	Gold (Au) assays of “Blank” material sent to SGS-GTO	11-4
Figure 11-3:	Silver (Ag) Assays of GPR Standard “SP49” at SGS-	11-5
Figure 11-4:	Silver (Ag) Assays of GPR Standard “GTS03” at SGS-GTO	11-6
Figure 11-5:	Silver (Ag) Assays of GPR Standard “GTS05” at SGS-GTO	11-6
Figure 11-6:	Figure Silver (Ag) Assays of GPR Standard “GTS06” at SGS-GTO	11-7
Figure 11-7:	Gold (Au) Assays of GPR Standard “SP49” at SGS-GTO	11-7
Figure 11-8:	Gold (Au) Assays of GPR Standard “GTS03” at SGS-GTO	11-8
Figure 11-9:	Gold (Au) Assays of GPR Standard “GTS05” at SGS-GTO	11-8
Figure 11-10:	Gold (Au) Assays of GPR Standard “GTS06” at SGS-GTO	11-9
Figure 11-11:	Comparison of ALS Chemex and SGS-GTO Silver assays	11- 10
Figure 11-12:	Figure Comparison of ALS Chemex and SGS-GTO Gold assays	11- 11
Figure 16-1:	Section Map 12.5 Cata with Wireframes and Block Model	16-3
Figure 16-2:	Plan Map Cata 490 Level with Wireframes and Development	16-4
Figure 16-3:	Section Map 350N Los Pozos with Wireframes and Block Model	16-6
Figure 16-4:	Plan Map Los Pozos 375 Level with Wireframes and Development	16-7
Figure 16-5:	Section Map 75S Santa Margarita with Wireframes and Block Model	16-9
Figure 16-6:	Plan Map Santa Margarita 435 Level with Wireframes and Development	16- 10
Figure 16-7:	Section Map 2850N Guanajuatito with Wireframes and Block Model	16- 12
Figure 16-8:	Plan Map Guanajuatito 270 Level with Wireframes and Development	16- 13
Figure 16-9:	Section Map 350S San Cayetano with Wireframes and Block Model	16- 14
Figure 16-10:	Plan Map San Cayetano 490 Level with Wireframes and Development	16- 15
Figure 16-11:	Section Map 1800N Valenciana with Wireframes and Block Model	16- 16
Figure 16-12:	Plan Map Valenciana 350 Level with Wireframes and Development	16- 17
Figure 16-13:	Section Map 450S Promontorio with Wireframes and Block Model	16- 18
Figure 16-14:	Plan Map Promontorio 100 Level with Wireframes and Development	16- 19

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 17-1:	Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant	17-3

G L O S S A R Y

UNITS OF MEASURE

Centimetre	cm
Grams per tonne	g/t
Hectare	ha
Kilotonnes	kt
Kilometre	km
Metres above sea level	masl
Metre	m
Millimetres	mm
Million tonnes	Mt
Million	M
Ounce	oz
Parts per million	ppm
Tonne	t
Tonnes per cubic metre	t/m3

A B B R E V I A T I O N S A N D A C R O N Y M S

Atomic Absorption Spectography	AAS
Canadian Institute of Mining, Metallurgy and Petroleum	CIM
Gold Equivalent	AuEq
Gold	Au
Great Panther Silver Limited	GPR
Guanajuato Mine Complex	GMC
Inverse Distance Cubed	ID3
Inverse Distance Squared	ID2
Instituto Nacional de Estadistica y Geografia	INEGI
MFW Geoscience Inc	MFW
Minera Mexicana El Rosario, S.A. de C.V	MMR
Minera Villa Seca S.A. de C.V.	MVS
National Instrument NI 43-101	NI 43-101
Qualified Person	QP
Quality Assurance/Quality Control	QA/QC
Silver Equivalent	AgEq
Silver	Ag
Specific Gravity	SG
Standard Deviation	Std Dev

July 2013	Page v

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

1.0	SUMMARY

The purpose of this Technical Report is to support Great Panther Silver Limited’s (GPR) public disclosure related to the Guanajuato Mine Complex (GMC) mineral resource estimate. This Technical Report conforms to National Instrument 43- 101 Standards of Disclosure for Mineral Projects (NI 43-101) and as GPR is a producer issuer in accordance with TSX/BC securities regulations the mineral resource estimates for this deposit were completed by company personnel.

GPR is engaged in the exploration, development, and production of mineral properties, primarily silver. It is a silver producing company with operating silver mines in Mexico. In addition to the GMC, GPR owns and operates the Topia silver mine located in the state of Durango, Mexico.

The GMC is an operating underground silver mine located within the city of Guanajuato, Mexico. The mine consists of a number of deposits along an approximately 4.2 kilometre strike length. The deposits on the Veta Madre trend, the principal host structure, have been mined since the 16th century. GPR purchased the property in 2005 and recommenced underground operations and milling the following year. GPR has carried out exploration and continues to explore the property. Currently, the major facilities associated with the GMC are:

•	An operating underground mine producing approximately 662 tonnes per working day at a rate 568 tonnes per calendar day.

•	A 1,200 tonnes per day (tpd) capacity flotation mill which is currently operating 20 days per month at a rate of 918tpd or an average rate of approximately 604 tonnes per day calendar.

•	Extensive underground workings along 4.5 km veins including 5 main shafts used for ventilation and access, levels, 3 access ramps, as well as internal shafts.

The mineral resources detailed in this report cover the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio areas of the GMC. This mineral resource estimate at an effective date of 31 July 2013 updates the previous resource estimate for reasons of depletion as a result of mining and resource definition resulting from successful exploration activities. Table 1-1 provides a summary tabulation of the estimates.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 1-1:        Mineral Resource Estimates – Great Panther Silver Limited – Guanajuato Project

	Tonnage	Grade g/t			Contained kOz
Area	kt	AgEq	Au	Ag	AgEq	Au	Ag
Cata	84.9	408	1.34	328	1,114	3.65	894
Pozos	138.9	229	0.78	182	1,023	3.48	814
Santa Margarita	85	335	4.72	51	914	12.90	140
Guanajuatito	53.2	174	0.64	135	298	1.10	232
San Cayetano	-	-	-	-	-	-	-
Valenciana	-	-	-	-	-	-	-
Promontorio	-	-	-	-	-	-	-
Totals Measured	362	288	1.82	179	3,348	21.14	2,080
Cata	33.1	420	1.38	337	448	1.47	359
Pozos	35.8	148	0.55	116	171	0.63	133
Santa Margarita	23	296	3.3	98	219	2.44	73
Guanajuatito	50.7	150	0.65	111	244	1.06	180
San Cayetano	-	-	-	-	-	-	-
Valenciana	-	-	-	-	-	-	-
Promontorio	-	-	-	-	-	-	-
Totals Indicated	142.6	236	1.22	163	1,081	5.60	745
Cata	118.1	411	1.35	330	1,561	5.13	1,254
Pozos	174.7	213	0.73	169	1,194	4.11	947
Santa Margarita	108	326	4.42	61	1,133	15.34	213
Guanajuatito	103.9	162	0.65	123	542	2.16	412
San Cayetano	-	-	-	-	-	-	-
Valenciana	-	-	-	-	-	-	-
Promontorio	-	-	-	-	-	-	-
Totals Meas + Ind	504.7	273	1.65	174	4,430	26.74	2,825
Cata	12.7	489	1.53	398	199	0.62	162
Pozos	17	341	0.65	302	186	0.35	165
Santa Margarita	14.3	340	2.18	209	157	1.01	96
Guanajuatito	88.8	289	0.99	229	824	2.82	654
San Cayetano	41.5	307	3.69	85	410	4.93	114
Valenciana	127.2	269	2.58	114	1,101	10.57	467
Promontorio	132.4	241	2.84	70	1,024	12.09	298
Totals Inferred	434	280	2.32	140	3,900	32.38	1,957

Notes:

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq.
3.

Inferred Mineral Resources are reported at area-specific cut-offs as follows: Cata 176g/t AgEq, Guanajuatito 164g/t AgEq, Pozos 178g/t AgEq, San Cayetano 169g/t AgEq, Santa Margarita 166 g/t AgEq, Valenciana 167g/t AgEq and Promontorio 166g/t AgEq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68t/m³.
6.	Totals may not agree due to rounding.
7.	AgEq is given by the formula AgEq = Ag + 60*Au.
8.	Contained ounces have been calculated using 1oz = 31.1035g.

For measured plus indicated, there is a 32% decrease in contained gold and 13% decrease in contained silver or a decrease of 22% in contained AgEq oz on the previous year's estimate. For inferred, increases of 115% in contained gold and 23% in contained silver (56% increase in contained AgEq oz) were reported.

It is the opinion of the Qualified Persons and authors of this report that all data used in the generation of the mineral resource models and the processes by which these data were collected and stored are acceptable and of industry standard.

It is recommended that GPR continues mining operations at the Guanajuatito deposit, and that it proceeds with exploration activities in current and other prospective areas to extend the mine life. The 2014 drilling budget of GPR of 11,000m is sufficient to this end, and on an annual basis.

July 2013	Page 1-3

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

2.0	INTRODUCTION

This technical report is an update of the mineral resource estimates for the Guanajuatito, Valenciana, Cata, Santa Margarita, Los Pozos, San Cayetano and Promontorio mineralised zones at the Guanajuato Mine Complex (GMC) of Great Panther Silver Limited located in Guanajuato, Mexico.

In accordance with TSX regulations, GPR became a producing issuer as of mid-March 2011 and is therefore able to complete all subsequent mineral resource estimates internally. The mineral resource estimates for the Guanajuatito, Valenciana, Cata, Santa Margarita, Los Pozos, San Cayetano and Promontorio mineralised zones were estimated by Octree Consulting Pty. Ltd. Director, Mineral Resource Geologist, and Qualified Person, Linda C. Sprigg (RPGeo AIG).

This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) and has been prepared by Robert F. Brown (P. Eng., Qualified Person & V.P. Exploration) and Linda C. Sprigg (RPGeo AIG, Qualified Person & Mineral Resource Geologist). Mr. Brown is a frequent visitor to the GMC (most recently from October 27 to November 3, 2013), while Ms. Sprigg was based full time at the GMC from November 2012 to June 2013 .

Great Panther Silver Limited is a Canadian based mining and exploration company active in Mexico. The company operates two mines, the Topia silver-gold-lead-zinc mine in west-central Durango State and the GMC silver-gold mine in Guanajuato State. Total 2012 metal production from GPR’s two mines was 1,560,041 oz Ag, 10,923oz Au, 2,120,825lbs Pb, and 3,256,195lbs Zn, from 230,120t production for 2,378,603oz AgEq, with average cost per tonne of production of USD117.63.

The Guanajuato Mine Complex (GMC), which is the subject of this report, is located in Guanajuato State, Mexico, and comprises two operating shafts and three ramps in the second largest producing silver district in Mexico. Silver-bearing mineralization was first discovered in 1548, and over the past 400 years more than one billion ounces of silver has been mined in the Guanajuato district (GPR Corporate Presentation, 2013). GPR acquired the property in 2005 and owns a 100% interest through Minera Mexicana El Rosario, S.A. de C.V. (MMR). The principal metals of interest are gold and silver. Mineralization occurs along regional scale faults, the largest of which is the Veta Madre with a strike length of 25 km. Mining is predominately from four locations, Guanajuatito, Pozos, Santa Margarita, and Cata using cut and fill mining methods, with minor production from Promontorio, and pillar recovery from the Rayas area. Ore is milled from the mining facilities at the centrally located 1,200tpd capacity, Cata plant, running 20 days per month at a calendar rate of 604tpd.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

In 2009, GPR retained Wardrop Engineering Inc. (Wardrop) to complete a Mineral Resource estimate on the Cata Clavo zone, which was the target of GPR’s deep drilling campaign in 2007-2008. The Cata Clavo zone was estimated to contain Indicated Resources of 320kt at 359g/t Ag and 1.2g/t Au and Inferred Resources of 24kt at 296g/t Ag and 1.0g/t Au (Wardrop, 2009b). The estimate was carried out using Inverse Distance Squared (ID2) weighting, and reported at a Net Smelter Return (NSR) cut-off of US$37.50/t.

In 2010 Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by GPR to prepare estimates of Mineral Resources and Mineral Reserves and an independent Technical Report on the Guanajuato property, near Guanajuato, Mexico. The resources and reserves reported reside within three areas of the mine, The Cata Clavo, Los Pozos and Santa Margarita. Scott Wilson RPA reported a combined Measured and Indicated Resource for these zones of 399kt at 2.12g/t Au, and 287g/t Ag and an Inferred Resource of 212kt at 4.39g/t Au and 287g/t Ag.

In 2011, internal estimates of the Mineral Resources for the GMC were initiated for an effective date of 31 January 2012. The resources were reported for four areas of the mine, namely Cata, Los Pozos, Santa Margarita and Guanajuatito. The combined Measured and Indicated Resource reported for these zones was 508.5kt at 2.41g/t Au, and 199g/t Ag and an Inferred Resource of 223.2kt at 2.10 g/t Au and 221g/t Ag.

This report includes mineral resource estimations for the various mineralized zones at Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano and Promontorio with an effective date of July 31st, 2013.

Responsibility for contributions to sections 1, 2, 3, 11.1, 25, 26, 27, 28 and 29, and responsible for sections 11.2, 11.3, 12 and 14 was with Linda Sprigg, RPGeo AIG; while contributions to sections 1, 2, 3, 11.1, 25, 26, 27, 28 and 29, and responsible for sections 4 – 10, 13 and 15 – 24 were compiled by Robert F. Brown, P. Eng.

Currently, the major assets and facilities associated with the entire GMC are:

•	Silver-gold deposits within the Veta Madre trend.

•

The physical plant site including crushing, grinding, flotation and dewatering, the tailings storage facility, mine shafts and associated facilities, coarse ore bin, main ventilation fan, workshops, warehouses, administration buildings and dry facilities.

•

Facilities providing basic infrastructure to the mine, including electric power from the national power grid and water supply from mine working. The Cata plant site is served by community provided services such as water and sewerage.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

•	Underground infrastructure including mine shafts, ramps, ventilation raises, maintenance shops, and mobile equipment fleet.

•	Access by paved roads to the mill and unsealed roads to the tailings facility.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

3.0	RELIANCE ON OTHER EXPERTS

This report has been prepared in-house by GPR personnel Robert F. Brown (P. Eng., Qualified Person & V.P. Exploration) and Linda C. Sprigg (RPGeo AIG, Qualified Person & Mineral Resource Geologist). The information, conclusions, opinions, and estimates contained herein are based upon internal information available at the time of writing and assumptions, conditions, and qualifications as set forth in this report.

The authors, while taking full responsibility for the report content, recognize the kind assistance of Mayra Armandina Olvera Prado (Mining Engineer, MMR), Erick Vargas Montiel (Database Administrator, MMR), Ruben David Hernandez Gaytan (Geology Manager, MMR), Jose Ivan Galvan Lopez (Mine Geologist, MMR), Eduardo Rodriguez (Database Manager, MMR), Mohammad Nourpour (Vancouver office based Geologist & Spatial Specialist) and Ledion Bushi (Technical Assistant, MMR).

For the purpose of this report, the author has researched property title or mineral rights for the Guanajuato property and confirms title in the name of Minera Mexicana El Rosario S.A. de C.V. (100% owned Mexican subsidiary of Great Panther Silver Limited). The authors also confirm that bi-annual taxes and annual assessment filing are in order and have been paid.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

4.0	PROPERTY DESCRIPTION AND LOCATION

The Guanajuato Mine Complex Property is situated north of the city of Guanajuato, Guanajuato State, Mexico, approximately 430km northwest of Mexico City (see Figure 4-1). The Property consists of 18 contiguous claims that cover approximately 679.64ha in area. The claim group is located at approximately 21° 03' N latitude and 101° 15' W longitude (NAD 27 UTM 265500E, 2327500N). GPR holds a 100% interest in the property through its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A.de C.V. (MMR).

The claims that comprise the GPR holdings at Guanajuato are shown in Table 4-1 and Figure 4-2. Claim boundaries have been legally surveyed. The tailings disposal area and the waste rock dump are contained within the property boundaries in areas where GPR holds surface rights. There are no known environmental liabilities associated with the property.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 4-1:        Guanajuato Mine Complex Property

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 4-1:        Claims that Comprise the GPR Holdings at the Guanajuato Mine Complex

Guanajuato Mine Complex Mineral Claims
Claim name	Title #	Hectares	Date of Record	Expiration Date
La Victoria	168162	28.7718	02/03/1981	01/03/2031
Cata	168163	91.604	02/03/1981	01/03/2031
Esperanza	168164	47.489	02/03/1981	01/03/2031
Valenciana	168165	91.9428	02/03/1981	01/03/2031
Rayas	168167	88.6727	02/03/1981	01/03/2031
1ra. Ampliacion de Esperanza	168169	8.9073	02/03/1981	01/03/2031

Primera Ampl. de Valenciana	168170	97.3097	02/03/1981	01/03/2031

El Borrego	168171	24	02/03/1981	01/03/2031
El Progreso	180370	30.8635	25/03/1987	24/03/2037
El Promontorio	180371	10.3232	25/03/1987	24/03/2037
El Caliche	233320	7.8465	02/03/1981	01/03/2031
Animas o Espiritu Santo	233312	4.142	02/03/1981	01/03/2031

San Vicente	233311	3.0552	02/03/1981	01/03/2031
Pipichagua	160650	6	10/10/1974	09/10/2024
Nueva Seguridad	160674	27	10/10/1974	09/10/2024
La Guadalupana	161526	16	25/04/1974	24/04/2024
Socavon de La Fe	189664	15	05/12/1990	04/12/2040
El Zapote	214890	80.7106	04/12/2001	03/12/2051
Totals		679.64

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Figure 4-2:        Mineral Claims Map

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The property is situated along the north eastern side of the city of Guanajuato and is accessible via city streets. Guanajuato has a population of approximately 153,400 and is located within 50km, by road, of an international airport at León, Mexico. The project is easily accessible from major population centres in central Mexico via a system of modern roads.

5.2	Climate

Central Mexico has a dry climate with an annual precipitation of about 600mm per year generally falling between June and October. The annual mean temperature is 25°C, but winters can be cool with lows approaching 0°C. Exploration and mining work can be conducted year-round uninterrupted by weather.

5.3	Local Resources

Guanajuato has a long history of mining so labour and supplies are readily available. Storage, waste disposal, and plant sites are well established.

5.4	Physiography

Guanajuato is located on the Central Plateau of Mexico in the Sierra Guanajuato Mountains. The terrain is moderately rugged, with elevations on the property ranging from 1,600 MASL to 2,200 MASL. Hillsides are deeply incised by drainage and slopes are moderately to extremely steep. Vegetation consists of grasses, small trees, shrubs, and cacti. Larger trees grow in the valley bottoms where there is more water.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

6.0	HISTORY

Exploration in the Guanajuato area dates back to 1548 when silver mineralization was first discovered in the La Luz area by Spanish colonists. Two years later an outcrop of the Veta Madre was found near the current site of the Rayas Mine. Mining took place on a relatively small scale until the early 1700s when application of explosives for tunneling resulted in a significant increase in productive capacity. In the latter portion of the 18th century, Antonio Obregón y Alcocer financed the discovery and development of the Valenciana Mine. This mine became one of the premier silver mines in the world, at the time accounting for a third of global annual silver production. As a result of the success of the Valenciana Mine, Alcocer was bestowed the title of Count Valenciana. The Spanish controlled mining in the district until 1816 when mining ceased and all production facilities were destroyed during the Mexican War of Independence. The Valenciana Mine was reopened in 1868 with British capital. The British interests ran the mines for ten years but did not enjoy much success, losing a considerable amount of money. Operations at that time were hampered by a lack of rail facilities and the necessity for hauling heavy equipment from the coast by mule. Mining production declined during the early 1900s due to low prices. At that time, American interests acquired and reopened many of the mines. Old ore dumps and tailings were reprocessed to extract gold and silver using the newly discovered cyanide process; however, the onset of the Civil War in 1910 severely curtailed mining activity in the country, resulting in a decades-long slump in production.

By the mid-1930s, demands for higher pay and better working conditions resulted in the mines being turned over to the Sociedad Cooperativa Minera Metalúrgica Santa Fe de Guanajuato (the Cooperative) in 1939. The Cooperative operated several mines in the district throughout the latter half of the 20th century and into the 2000s. GPR acquired the GCM from the Cooperative in 2005. The operation included two main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate). The total purchase price was US$7,250,000 (paid) consisting of staged cash payments to the end of 2006. At the time of the purchase, the operation suffered from lack of investment and working capital, and had not run at full capacity since 1991. GPR resumed production in 2006 and has run continuously since that time. Production achieved by GPR to the end of July, 2013 is summarized in Table 6- 1 below.

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Table 6-1:	Guanajuato Production Figures – Great Panther Silver Limited - Guanajuato Mine

Year	Tonnes	Oz Silver	Oz Gold
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013*	119,179	563,608	8,444
Total	1,190,201	6,041,824	49,946

*Source: GPR Annual reports for 2006 to 2012 inclusive, for January – July 2013 details from production records.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The Guanajuato Mining District is located in the southern portion of the Mesa Central physiographic province. The Mesa Central is an elevated plateau of Cenozoic volcanics and volcaniclastics located in central Mexico. It is bounded to the north and east by the Sierra Madre Oriental, west by the Sierra Madre Occidental and south by the Mexican Trans Volcanic Belt. Rocks within the Mesa Central comprise a Paleocene to Pliocene sequences of dacite-rhyolite, andesite and basalt with related intrusive bodies and intercalated local basin fill deposits of coarse sandstones and conglomerates. This Cenozoic volcano- sedimentary sequence overlies a package of deformed and metamorphosed Mesozoic submarine mafic volcanics and turbidites.

7.2	Local and Property Geology

The Guanajuato Mining District is underlain by Mesozoic marine sediments and predominantly mafic submarine lava flows, of the Luz and Esperanza Formations, these are weakly metamorphosed and intensely deformed. This basal sequence is cut by a variety of intrusive bodies ranging in composition from pyroxenite to granite with tonalitic and dioritic intrusive being the most volumetrically significant.

Cenozoic volcanic and volcanogenic sediments unconformably overlie the Mesozoic basement rocks. In the area the oldest Cenozoic unit is the Paleocene Comanja granite, this was followed by the Eocene extrusion of andesite which was sporadically deposited and contemporaneous with the deposition of the Guanajuato conglomerate in localized grabens. The Guanajuato conglomerate underlies an unconformity beneath a sequence of felsic to mafic volcanic rocks that consist of, Oligocene ignimbrites, lava flows and domes. The local area geology is shown on Figure 7-1.

The country rocks are transected by numerous faults which host precious metal- bearing veins, stock-works and breccias. The deposits are Oligocene in age and hence contemporaneous with the eruption of felsic – intermediate volcanics. The primary strike direction of the faults which host the veins is northwest, less significant are north-south, east-west, and northeast orientations. Principal fault systems in the Guanajuato camp are the La Luz, Sierra, and Veta Madre; these are displayed on Figure 7-1. The Veta Madre hosts the Mineral Resource that is the subject of this report. This Veta Madre structure is traceable for 25km through the district. It strikes northwest-southeast and dips at ~45 degrees to the southwest. A cross section through the local area geology is shown as Figure 7- 2.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 7-1:	Local Area Geology for the Guanajuato Mine Complex – With Section Line of Figure 7- 2 Shown

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Figure 7-2:	Local area geology cross section showing approximate ore outlines of Randall’s (1994) Lower Ore and the approximate ore outline of the Guanajuato Mine projected onto the section line

7.3	Mineralization

In the GMC mineralization occurs within fault zones as discontinuous shoots and tabular bodies. It is apparent from mine plans that stopes can be in the order of 700m long and extend for 400m vertically. Zone thickness ranges from centimetre-scale to tens of metres. The mineralizing event is thought to have taken place during the Oligocene, a period of intense felsic volcanic activity in the area, and comprised three stages termed pre-ore, ore, and post-ore. Pre-ore mineralization consists of trace silver and gold with accessory quartz and adularia. Ore mineralization comprises an early silver-rich phase associated with adularia, as well as a later low-silver variant, which is typified by calcite and quartz. The post-ore mineralization is also precious metal-poor, with accessory calcite, dolomite, and fluorite.

The primary economic components are silver and gold, with silver the more important of the two. Base metals do not normally occur in economic concentrations. Average silver grades of the ore are typically in the 100g/t Ag to 500g/t Ag range but locally can be over 1,000g/t Ag. Gold grades are generally in the 0.5g/t Au to 2g/t Au range, with the exception of Santa Margarita where average grades are in the range of 5-7g/t Au. Relative gold and silver contents at Santa Margarita are quite different from Cata, Pozos and Guanajuatito. The average silver to gold ratio in Cata is roughly 225:1, at Pozos 250:1, at Guanajuatito 275:1 while at Santa Margarita 3.5:1. Within the mine drill core and channel samples are not normally analysed for base metals so an average grade for Cu, Pb or Zn is not obtainable.

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Mineralization at the GMC is closely associated with the structural history. The “Veta Madre” quartz-adularia vein / breccia system is closely associated with the Madre fault and an associated diorite dyke (thickness varying from discontinuous lenses at Guanajuatito to a 50-100m thick body in the Cata, Los Pozos, and Santa Margarita areas), oriented 325 degrees with a 45 degree southwest dip. The Veta Madre forms along the dyke contacts, and in the footwall Esperanza Formation footwall rocks to the Madre fault. At the Guanajuatito zone the main mineralization occurs just into the footwall Esperanza Formation deformed siltstone and shale. Four (4) zones were modeled at Guanajuatito, with the Veta Madre and the closely associated footwall (FW) zone being dominant below the 80 level (Figure 7-3). At the Cata zone, Veta Madre mineralization occurs along the base of the diorite dyke with the Esperanza Formation, and as seven (7) separately modelled zones within the diorite. A number of these zones are shallow dipping structural splays (Figure 7-4). The Los Pozos and Los Pozos SE zones are vein stockwork to breccia systems (Veta Madre) at the base of the diorite dyke and into the Esperanza Formation (Figure 7-5). The Santa Margarita zones form a complex structural set of four (4) bodies within the diorite dyke and at its upper contact with the Guanajuato Formation conglomerates or basal andesite. These are above the Veta Madre breccia which is at the diorite contact with the footwall Esperanza Formation, but in this area is barren (Figure 7-6). The San Cayetano zone occurs deep in the Veta Madre south of the Rayas shaft, and tends to be narrow and often in the upper portion of the Veta Madre (Figure 7-7). The Promontorio zone occurs in the hanging-wall Guanajuato Formation conglomerates immediately above the Veta Madre structure at the contact of the Guanajuato Formation and the diorite dyke (Figure 7-8). At Valenciana there are parallel mineralized structures (Veta Madre) at the Esperanza Formation – Diorite contact and into the Esperanza Formation (Figure 7-9).

The best mineralization is often found related to bends in the Veta Madre orientation (Barclay, 2007 and Rhys, 2013) such as at San Vicente in the Rayas area, and at Cata and Santa Margarita. These structural bends may be due to changes in rock type competencies, and varying thickness of the diorite dyke.

The vertical extent of the deposits at Guanajuato spans over 700m (2,200m to 1,500m elevations and open to depth). Mineralization occurring above 2,100m elevation was termed “upper ore”, between 2,100m and 1,700m “lower ore”, and below the 1,700m elevation “deep ore” (Randall, 1994). Fluid inclusion microscope work (Moncada, 2011) from over 850 samples gather through the mine and in deep drilling from the Santa Margarita area, indicated boiling zones from the 2,100m to 1500m (deepest drilling at the GMC) elevations. Moncada’s work, along with Barclay and Rhys’s structural observations of up to eight (8) stages of crosscutting brecciation, and the variable range of Ag:Au ratios indicate that the mineralization along the Veta Madre is associated multi-phase structural activity and fluid flow.

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Figure 7-3:	Property Geology - Guanajuatito – cross section 2940N with ramp access shown. View looking north-northwest, Elevation masl

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 7-4:	Property Geology – Cata Clavo – cross section 12.5N with ramp access shown. View looking northwest, Elevation masl

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 7-5:	Property Geology – Los Pozos – cross section 337.5N with ramp access shown. View looking north-northwest, Elevation masl

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 7-6:	Property Geology – Santa Margarita – cross section 100S with ramp access shown. View looking north-northwest, Elevation masl

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 7-7:	Property Geology – San Cayetano– cross section 350S. View looking north- northwest, Elevation masl

Looking Az.308°
level 390
1700m
1650m
1600m
1550m
1500m
VETA MADRE
LEGEND
Diorite
Lutite
Veta Madre
Quartz stockwork
Fault
Mine workings
Drill hole

GREAT PANTHER SILVER LTD.

Property Geology

San Cayetano
Cross Section 300S

Date Nov 2013	Scale as shown	Figure 7.7

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 7-8:	Property Geology – Valenciana – cross section 1800N. View looking north- northwest, Elevation masl

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Figure 7-9:	Property Geology – Promontorio – cross section 450S. View looking north- northwest, Elevation masl

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8.0	DEPOSIT TYPE

The mineral deposits at Guanajuato are classic fissure-hosted low-sulphidation epithermal gold-silver-bearing quartz veins and stockworks. Economic mineralization consists of fine-grained disseminations of acanthite, electrum, aguilarite, and naumannite with accessory pyrite, and relatively minor sphalerite, galena, and chalcopyrite. Gangue minerals include quartz, calcite, adularia, and sericite. The veins are accompanied by hydrothermal alteration consisting of argillic, phyllic, silicic, and propylitic facies. Mineral textures in this zone are typically fracture-filling, drusy, and colloform masses.

Epithermal systems, form near surface, usually in association with hot springs, and at depths in the order of a few hundred metres below the paleosurface. Hydrothermal processes are driven by remnant heat from volcanic activity, which in the case of Guanajuato occurred in the middle to late Tertiary. Circulating thermal waters, rising up through fissures, eventually reach the “boiling level” where the hydrostatic pressure is low enough to allow boiling to occur. This can impart a limit to the vertical extent of the mineralization as the boiling and deposition of minerals is confined to a relatively narrow band of thermal and hydrostatic conditions. In many cases, however, repeated healing and reopening of host structures can occur, which causes cyclical vertical movement of the boiling zone, resulting in mineralization that spans a much broader range of elevations. This appears to have occurred at Guanajuato.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

9.0	EXPLORATION

Exploration work conducted by GPR has been almost exclusively diamond drilling, primarily from underground. The drilling is described in more detail in Section 10 of this report.

Exploration drilling is being carried out with the use of five underground drills, three on contract and two in- house rigs. The drilling with the two in- house rigs is focused on immediate development and mining areas, specifically at Cata Clavo, and to a lesser degree at Los Pozos. The larger contract drills are focused on upgrading mineral resource definition, and in new areas of the mine targeted from historical data compilation. Upgrading is being done at Santa Margarita, while exploration targeting is taking place north and south of the Guanajuatito zone, at Valenciana, in the Rayas shaft area and south (San Cayetano zone) both at depth and near surface. The exploration has been successful in both endeavours, better defining the zones referenced to in this report and discovering new areas of mineralization both at south of the Rayas shaft and north of the Guanajuatito zone.

GPR has an 11,000m drill budget for 2014, and the authors are in full agreement with its focus and functionality.

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10.0	DRILLING

Diamond drilling at Guanajuato is conducted under two general modes of operation: one by the exploration staff (exploration drilling) and the other by the mine staff (production and exploration drilling). Production drilling is predominantly concerned with definition and extension of the known zones, to guide development and mining and is generally done to provide localised knowledge of the vein position which regularly pinches and swells.

Exploration drilling is conducted further from the active mining area with the goal of expanding the mineral resource base. Drilling results from both programs are used in the estimation of mineral resources.

Exploration drilling, under the control of the mine and exploration staff, is continuing at Cata Clavo, Santa Margarita, Rayas Deeps, and Guanajuatito. The programs are configured to explore down-dip extensions of the mineralised zones at 25 to 50m spacing. A drill-hole location plan map current as at the end of July 2013 is presented as Figure 10-1 and a longitudinal view of the drill holes is shown as Figure 10- 2.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 10-1:        GMC Drill Hole Location Plan Map

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 10-2:        GMC Longitudinal Section of GMC Drill Holes

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

The names and periods of the drilling contractors are given in Table 10-1.

The management, monitoring, surveying, and logging of the current 2010 to 2013 series of UGG prefix exploration holes and production holes is carried out under the supervision of the GPR mine geological staff.

Collar surveys are conducted by total station instrument and uploaded directly to a database for merging with the logging data. Down hole surveys are currently performed every 50m using a Reflex instrument, and the survey data are manually input to the database. For the shorter production holes, typically less than about 60m, down-hole surveys are not performed, and the orientation is measured at the collar only. Also the UGG holes from UGG10-001 to UGG11-021 had no down-hole survey measurements collected.

Logging is carried out by geologists at the GPR facility located at the Cata Mine and plant site. The logging facility is located within the mine compound, which is gated and guarded, and is secure. Core is laid out by the technicians, checked, re-pieced and washed. Depth markers are checked and confirmed, and the boxes are labelled with intervals. Field technicians take measurements of recovery and rock quality designation (RQD), these measurements are written on formatted sheets for later data entry, and the core is then logged by the geologist with the geological descriptions written in long hand onto a formatted sheet for later data entry into a database. At this time the geologist also marks up the sample intervals on the core boxes, the core is then photographed. Intervals for specific gravity measurements are defined by the geologist from two or three locations within the mineralized intervals, the specific gravity measurements are determined using the water immersion method, with the information recorded onto a pre-formatted sheet for later data entry.

All sample and geological data is entered into the DataShed© database via the LogChief software. The contents of the DataShed© databases are copied daily to a master DataShed© database in the GPR head office in Vancouver with a backup made every day.

Assay data files are sent directly from the SGS laboratory into a specific site on the Cata server. Database management personnel take the assays from this site and merge them with sampling information in the DataShed© database.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 10-1:        Drilling Contractors, Guanajuato Mine Complex

Drilling Company	Dates on Site	Surface / Underground	Zones	# of Holes
BD Drilling Mexico	Sept05 - Nov06	surface	GTTO/Animas, Promontorio (GTT05-001 to GTT06-034)	34
Canrock Drilling / HD Drilling (name change)	Feb07 - Jul07	surface	Promontorio / SVS / Cata / Tepeyac (SG07-035 to SG07-068)	34
Canrock Drilling /HD Drilling (name change)	Jul07 - Aug08	underground	Cata (EUG07-001 TO EUG08-037)	37
BD Drilling Mexico	Jun08	surface	GTTO (SG08-069 TO 070)	2
Energold Drilling Corp.	Oct10 - Dec10	underground	Cata / Pozos (UGC10-001 to 041) and Valenciana (UGV042 to 048)	48
Energold Drilling Corp.	Aug10 - Dec10	underground	GTTO (UGG10-001 to 021)	21
Landdrill International, Mexico	Apr11 - Jun12	underground	GTTO (UGG11-022 to present UGG11- 067)	46
Landdrill International, Mexico	Feb10 - Jun12	underground	Rayas (EUG10-038 to EUG10-078; UGSM11-001 to UGSM12-040)	82
			Cata / Valenciana / Rayas (EUG10-079
Landdrill International, Mexico	Dec10 - Jun12	underground	to EUG11-131; UGV11-001 to UGV12- 020)	73
MMR - Meter Eater	Jun06 - Sept06	underground	Animas (GTM06-001 to 013)	13
Major Drilling, Mexico	Aug12 - Dec12	underground	GTTO (UGG12-068 to 099)	32
MMR - Meter Eater	Dec06 - Mar07	underground	Animas / SVN (GTM06-014 to GTM07- 025)	12
MMR - Meter Eater	Mar07 - Feb13	underground	GTTO /Rayas /Cata /SVN /Pozos /GTTO (UG07-028 to UG09-087); Cata /GTTO (UG09-091 to present UG12-174)	145
Servicios Drilling, Mexico	Oct12 - present	underground	Santa Margarita (UGSM12-020 to UGSM13-074); and GTTO (UGG13-100 to UGG13-111)	65
Servicios Drilling, Mexico	Jun12 - present	underground	Valenciana (UGV12-021 to 053 & UGV12-054 to UGV13-071); Cata (UGC12-042-UGC12-043)	53
MMR - Meter Eater	Jun11 - Feb13	underground	Cata (UGM11-001 to UGM12-055)	55
Diamec 232	Feb13 - present	underground	Cata (UGC13-045 TO UGC13-066)	22

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11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

11.1	Sample Preparation

11.1.1	Drill Samples

The drill core samples were prepared by Technicians working under the direction of the Mine and Exploration Geologists. The exploration diamond drill core is of HQ and NQ diameter while the production holes drilled prior to July 2011 generally have an AQ diameter. During July 2011 a BQ diameter rig (Diamec) was added to the production drilling capacity.

Depending on the diameter of the drill core to be sampled, it is either cut in half using a diamond saw (NQ and HQ) or sampled whole (AQ and BQ). A Technician then records the intervals of sampling in a numbered and perforated ticket book, a numbered part of each ticket is stapled to the core tray at the appropriate sample interval and the butt portion of the ticket book is completed with drill hole number and interval information. For each sample interval the core (or half core) is placed along with a numbered ticket inside a pre- numbered clear plastic sample bag. The bag is then tied with string and delivered with other samples from the same hole to the onsite SGS laboratory. Sample numbers and intervals are written on the ticket books for later data capture.

Sample lengths are generally determined by mineralogical or lithological characteristics. For the exploration drilling, the protocol is for maximum sample lengths to be 1.5m and the minimum length to be 0.5m. For production drilling, in areas of little or no obvious mineralization, maximum sample lengths are from 1.5m to 2.0m. In mineralized or silicified zones, the maximum sample length is reduced to 0.3m to 0.6m. There are instances where drill samples with lengths greater than 2.0m occur in the database, the reason being that for broken and/or small diameter core, it is difficult to achieve a minimum sample weight of 1.5kg whilst adhering to maximum sample length.

In the authors opinion, drill sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.1.2	Channel Samples

Channel sampling is carried out daily in accessible stopes and development headings by Technicians after the sample positions are marked out by a Geologist and a detailed drawing of the face is made. The samples consist of chips broken along a line across the structure using a rock hammer and chisel.

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The quality of the channel samples is more variable than the drill samples. This is probably due to the sampling method. The rock is observed to be highly variable in hardness and competence and it is therefore difficult to achieve volumetrically consistent representation along the entire sample length. Sample bias can result if higher grades happen to correlate with zones of particular hardness characteristics.

The increased variance may also be due to the use of the mat rolling technique to reduce the channel sample mass. It is recommended that an alternative method to mat rolling is used to reduce the sample size if possible.

Channel sample results are plotted on stope plans and used for day to day monitoring and grade control. The data are also stored digitally in DataShed© as a series of points representing the midpoints of the samples projected to a 2-d plane, which is the level, along with grade information and notes regarding the locale from which the sample was taken. Improvements in the documentation of underground sampling are being instituted so that continuous channel sampling is recorded as a pseudo- drill hole. This system will make compositing of samples possible.

In the authors opinion, channel sample preparation methods carried out by GPR personnel are appropriate and of industry standard.

11.2	Analyses

Most of the analytical work is carried out at a laboratory managed for GPR by SGS Group (SGS-GTO) which is located within the confines of the Cata Facility. The laboratory is equipped to perform Aqua Regia digest, fire assay, gravimetry and atomic absorption spectroscopy (AAS).

The analysis process involves initial receipt of samples by SGS-GTO from Geology personnel followed by oven- drying of samples. Dry samples are then run through a crusher (10 mesh) and subsequently a 200g spilt run through a disc mill for pulverizing to 98% passing 200 mesh. Samples are analyzed by Aqua Regia with an AA finish, and any that report greater than 10g/t Au or 300g/t Ag are reanalyzed by fire assay with a gravimetric finish. The laboratory can also perform determinations for arsenic, copper, lead, zinc, and antimony but these elements were not analysed for drill hole or channel samples in Guanajuato.

The author visited the SGS GTO laboratory and found it to be orderly and appropriately configured for the analytical work required. Internal QAQC is conducted and analytical methods used are industry standard. Although the laboratory is not yet certified, the process of certification is underway.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

11.3	Assay QA/QC

The SGS-GTO laboratory manager conducts routine Quality Assurance/Quality Control (QA/QC) and instrument calibration and maintains a database of the results.

Additional to internal Laboratory QA/QC monitoring, GPR personnel also insert quarter-core duplicates, standards, and blanks into the channel and drill sample streams as well as arranging regular umpire checks. The protocol is for a duplicate for every 19 samples, and one blank and a standard for every 40 samples. Suspicious QA/QC results are detected by the Database Administrator who informs the relevant Geologist. Re-assaying is performed in cases where data entry and sample collection issues such as sample swaps are ruled out by the Geologist.

In January 2013, GPR's Topia and Guanajuato QA/QC data were audited by Dr. Wesley M. Johnson of Quality Analysis Consultants. With regard to SGS GTO laboratory, the author has stated that 'There is no obvious problem with the data generated in the laboratory from either an accuracy or a precision standpoint.’ (Johnson, 2013).

In the authors’ opinion, the QA/QC program employed by GPR is appropriate and is in line with industry standards.

11.3.1	Blanks

The blank material was collected from a barren rhyolite tuff (La Bufa Formation) on the south side of Guanajuato. It was crushed, pulverized, and homogenized at the SGS- GTO laboratory. During the period considered herein (01 February 2012 – 25 September 2013 inclusive), blanks were analysed in the laboratory by either Aqua Regia digest with Atomic Absorption (AAS) finish (Ag), Fire Assay with Gravimetric finish (Ag) or Fire Assay AAS finish (Au). The results of each are charted below.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

                     Figure 11-1:        Silver (Ag) assays of “Blank” material sent to SGS-GTO

Figure 11-2:        Gold (Au) assays of “Blank” material sent to SGS-GTO

Blank failures for silver were 135 of 1768 or 8% (Figure 11-1), and for gold 122 of 1774 blanks or 7% (Figure 11-2).

Blank failures for silver were 135 of 1768 or 8% (Figure 11-1), and for gold 122 of 1774 blanks or 7% (Figure 11-2).

Many of the failures reported here may be attributed to sample swaps, especially those returning significant values.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

It is the author’s opinion that the blank insertion program is adequate and that the results are of sufficient quality for use in the mineral resource estimation.

11.3.2	Standards

In 2012, 2 standards (GTS05 and GTS06) were produced by SGS- Durango laboratory and certified by SGS© using 5 laboratories (3 external). Previously, seven (7) other standards developed by WCM Minerals© (PM929, PM1140, PM114 and PM1129), SGS© Durango (GTS03), SKYLINE© (GTS04), and Rocklabs© (SP49) had been in usage prior to 2012. As such, a great variety of standards were analysed during the 2012 'changeover' period and so only standards for which the most abundant assay results were available are presented herein.

Figure 11-3:        Silver (Ag) Assays of GPR Standard “SP49” at SGS-

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 11-4:        Silver (Ag) Assays of GPR Standard “GTS03” at SGS-GTO

Figure 11-5:        Silver (Ag) Assays of GPR Standard “GTS05” at SGS-GTO

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 11-6:        Figure Silver (Ag) Assays of GPR Standard “GTS06” at SGS-GTO

Figure 11-7:        Gold (Au) Assays of GPR Standard “SP49” at SGS-GTO

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 11-8:        Gold (Au) Assays of GPR Standard “GTS03” at SGS-GTO

Figure 11-9:        Gold (Au) Assays of GPR Standard “GTS05” at SGS-GTO

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 11-10:      Gold (Au) Assays of GPR Standard “GTS06” at SGS-GTO

Table 11-1 below gives details of standard result outliers which fall outside 3 standard deviations of the expected value. In some cases, the outliers seen may be attributed to data entry issues associated with mislabelled blanks, especially for certain cases seen in SP49 (Figure 11-3 & 11-7).

In other cases, such as GTS03 & GTS06 for Ag and GTS03 & GTS05 for Au, a bias can be seen for either part or all of the period. Whilst in all cases, the average of the biased trend is within the expected limits and thus is acceptable; it is recommended that the cause of the bias be investigated further.

Table 11-1:      Standard Values Outside 3 Standard Deviations – Great Panther Silver Limited – Guanajuato Project

Element	Standard ID	Total	No. outside 3 stdevs	Percentage outside 3 stdevs
Ag	SP49	203	13	6%
Ag	GTS03	447	8	2%
Ag	GTS05	449	15	3%
Ag	GTS06	496	17	3%
Au	SP49	210	42	20%
Au	GTS03	450	25	6%
Au	GTS05	449	67	15%
Au	GTS06	497	21	4%

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

It is the author’s opinion that the standard insertion program is adequate and that the results are of sufficient quality for use in mineral resource estimation.

11.3.3	Duplicates

Duplicates are routinely taken for both channel samples and drill samples and are sent to the laboratory to be assayed via the same method as the respective originals. An analysis of the results of all duplicate-original pairs assayed during the period considered revealed 28% and 50% average differences for Ag and Au respectively. Due to the significant nugget effect associated with the various mineralised zones at Guanajuato (25-52% of total sill for Ag and 23- 50% of total sill for Au as determined from variography analysis), these results are to be expected.

11.3.4	Umpire Checks

A program of umpire assaying was initiated in 2011, whereby selected batches of sample pulps were assayed at umpire lab ALS Chemex, as an additional QA/QC measure. Herein, all original assay-umpire assay pairs have been considered for the period February 01 2012 – September 25 2013. See Figures 11-11 and 11-12.

Figure 11-11:      Comparison of ALS Chemex and SGS-GTO Silver assays

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 11-12:      Figure Comparison of ALS Chemex and SGS-GTO Gold assays

Overall correlation between original and umpire lab assays is considered to be acceptable.

11.3.5	Sample Security

Sample security is considered by the author to be acceptable and in line with common industry practices. Both the Geology Department core shed and the SGS-GTO laboratory are located within the Cata Facility which is fenced and guarded around the clock.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

12.0	DATA VERIFICATION

The Guanajuato Database was interrogated for various common issues such as:

•	channel samples with coordinates beyond project limits;
•	suspect downhole survey records;
•	suspect drillhole collar coordinates; and
•	mismatches between recorded end of hole depths and interval data depths (assay, geology etc.).

Any data found to have such issues were either individually investigated and resolved or excluded from the final database used in modeling.

For the purpose of this estimate, 10 holes drilled between 2007-2013, across the entire Guanajuato property, were selected and corresponding assay certificates were compared with assays stored in the database. All results taken from certificates concurred completely with results stored in the database for both Au and Ag.

The validity of the channel sample assays was audited in the same way as described above for the drill samples. Five dispatches were selected, one for each year within the period 2007-2013. All channel samples within the dispatches were compared by element with the results stored in the database (total of 146 results). All results taken from certificates concurred completely with results stored in the database for both Au and Ag.

In the author’s opinion, the database is reasonably free of errors and appropriate for use in estimation of Mineral Resources.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

Ore from all of the GPR Guanajuato mines is being treated at the central Cata plant. GPR have operated the Cata plant since 2006. The Cata processing plants uses conventional crushing, grinding, milling, flotation, and concentrate dewatering circuits to generate sulphide concentrates containing silver and gold, which are sent offsite for smelting and refining. The Cata mill has a maximum capacity of 1,200tpd but currently operates for 20 days per month at a rate of approximately 876tpd for an average of 584 tonnes per calendar day (2012). For the first 10 months of 2013 the mill operated for 20 days per month at a rate of 918.1tpd for an average of 604 tonnes per calendar day.

The metallurgical performance has been consistently improved over the last months and does not appear to be affected by the blend ratios of ore from the various zones. During the 3rd quarter of 2013, the metallurgical balance showed the average silver recovery to be 89.4% and gold recovery to be 91.8% (to end of September 2013), comparable with previous quarter in 2013 and 2012. Both silver and gold are recovered as components of a sulphide concentrate containing pyrite and silver sulphide minerals.

In addition to the operation of the Cata plant, GPR has undertaken some metallurgical test-work aimed at improving the operation of the plant. During 2011 this has included the addition of a new flotation section with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells. In 2012 a small regrind mill was installed with improvements in metallurgical recoveries. In 2012 and 2013 the primary crushing units were upgraded with a new Metso HP300 crusher and new vibrating twin screens. Lastly, in 2013, a new state of the art filter press was installed to reduce water content in the concentrate.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

14.0	MINERAL RESOURCE ESTIMATES

An updated estimate of Mineral Resources has been completed for the Guanajuato Project. The estimate was prepared by Linda C. Sprigg (RPGeo AIG) of Octree Consulting Pty Ltd. In this report, the terms “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” and “Measured Mineral Resource” have the meanings ascribed to those terms in the “CIM Definition Standards - For Mineral Resources and Mineral Reserves” adopted by the CIM Council. There are no Mineral Reserves disclosed in this report.

There are no known environmental, permitting, legal, title, taxation, socio- economic, marketing, political or other factors that could materially affect the mineral resource estimates detailed in this report.

The resources were estimated from 6 area-specific block models (with San Cayetano included in the Santa Margarita Model). A set of wireframes representing the mineralised zones served to constrain both the block models and data subsequently used in Inverse Distance Cubed (ID3) Au and Ag grade interpolation. Each block residing at least partly within one or more of the 25 wireframes received a grade estimate. The effective date of the estimate is July 31, 2013. Table 14-1 provides a summary tabulation of the estimates.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14- 1:	Mineral Resources – Great Panther Silver Limited – Guanajuato Project

	Tonnage	Grade g/t			Contained kOz
Area	kt	AgEq	Au	Ag	AgEq	Au	Ag
Cata	84.9	408	1.34	328	1,114	3.65	894
Pozos	138.9	229	0.78	182	1,023	3.48	814
Santa Margarita	85	335	4.72	51	914	12.90	140
Guanajuatito	53.2	174	0.64	135	298	1.10	232
San Cayetano	-	-	-	-	-	-	-
Valenciana	-	-	-	-	-	-	-
Promontorio	-	-	-	-	-	-	-
Totals Measured	362	288	1.82	179	3,348	21.14	2,080
Cata	33.1	420	1.38	337	448	1.47	359
Pozos	35.8	148	0.55	116	171	0.63	133
Santa Margarita	23	296	3.3	98	219	2.44	73
Guanajuatito	50.7	150	0.65	111	244	1.06	180
San Cayetano	-	-	-	-	-	-	-
Valenciana	-	-	-	-	-	-	-
Promontorio	-	-	-	-	-	-	-
Totals Indicated	142.6	236	1.22	163	1,081	5.60	745
Cata	118.1	411	1.35	330	1,561	5.13	1,254
Pozos	174.7	213	0.73	169	1,194	4.11	947
Santa Margarita	108	326	4.42	61	1,133	15.34	213
Guanajuatito	103.9	162	0.65	123	542	2.16	412
San Cayetano	-	-	-	-	-	-	-
Valenciana	-	-	-	-	-	-	-
Promontorio	-	-	-	-	-	-	-
Totals Meas + Ind	504.7	273	1.65	174	4,430	26.74	2,825
Cata	12.7	489	1.53	398	199	0.62	162
Pozos	17	341	0.65	302	186	0.35	165
Santa Margarita	14.3	340	2.18	209	157	1.01	96
Guanajuatito	88.8	289	0.99	229	824	2.82	654
San Cayetano	41.5	307	3.69	85	410	4.93	114
Valenciana	127.2	269	2.58	114	1,101	10.57	467
Promontorio	132.4	241	2.84	70	1,024	12.09	298
Totals Inferred	434	280	2.32	140	3,900	32.38	1,957

Notes:

1.	CIM Definitions were followed for Mineral Resources.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

2.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq.
3.

Inferred Mineral Resources are reported at area-specific cut -offs as follows: Cata 176 g/t AgEq, Guanajuatito 164 g/t AgEq, Pozos 178 g/t AgEq, San Cayetano 169 g/t AgEq, Santa Margarita 166 g/t AgEq, Valenciana 167 g/t AgEq and Promontorio 166 g/t AgEq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68 t/m3.
6.	Totals may not agree due to rounding.
7.	AgEq is given by the formula AgEq = Ag + 60*Au.
8.	Contained ounces have been calculated using 1 oz = 31.1035 g.

14.1	Previous Estimates

The previous mineral resource estimate was prepared internally by GPR in 2012. This estimate is summarized in Table 14-2 and compared to the present estimate in Table 14-3. For measured plus indicated, there is a 32% decrease in contained gold and 13% decrease in contained silver or a decrease of 22% in contained AgEq oz on the previous year's estimate. For inferred, increases of 115% in contained gold and 23% in contained silver (56% increase in contained AgEq oz) were reported.

Table 14- 2:	Previous Mineral Resource Estimate, 2012 – Great Panther Silver Limited – Guanajuato Project

	Tonnage	Grade g/t			Contained kOz
Area	kt	AgEq	Au	Ag	AgEq	Au	Ag
Cata	141.6	477	1.69	374	2,171	7.70	1,703
Pozos	84.3	265	0.94	207	717	2.56	562
Santa Margarita	41.0	445	6.89	27	587	9.07	35
Guanajuatito	8.9	191	0.84	140	55	0.24	40
Totals Measured	275.8	398	2.21	264	3,530	19.57	2,340
Cata	45.2	388	1.33	308	565	1.93	447
Pozos	51.8	196	0.63	158	327	1.06	262
Santa Margarita	118.6	301	4.35	37	1,150	16.59	141
Guanajuatito	16.9	143	0.57	108	78	0.31	59
Totals Indicated	232.6	283	2.66	122	2,119	19.89	910
Cata	186.8	455	1.60	358	2,736	9.63	2,150
Pozos	136.1	239	0.83	188	1,044	3.62	824
Santa Margarita	159.6	338	5.00	34	1,737	25.67	176
Guanajuatito	25.9	159	0.66	119	133	0.55	99
Totals Measured + Indicated	508.5	346	2.41	199	5,649	39.46	3,250
Cata	3.7	524	1.55	430	62	0.18	51
Pozos	2.4	171	0.51	140	13	0.04	11
Santa Margarita	65.3	404	4.34	140	848	9.11	294
Guanajuatito	151.8	324	1.17	252	1,580	5.73	1,231
Totals Inferred	223.2	349	2.10	221	2,503	15.06	1,587

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Notes:

1.	Measured Mineral Resources are estimated at a cut -off grade of 50g/t AgEq.
2.	Inferred cut-off grades are 145, 115, 150 and 180 g/t AgEq for Cata, Pozos, SM and GTTO.
3.	Gold-silver equivalence ratio for cut-off purposes was 60.8:1.
4.	Prices of US$1,150/oz Au and US$17.67/oz Ag were used in calculations.
5.	A minimum true width of 1.5 m was used for estimates.
6.	Bulk density is 2.65 t/m3.
7.	Totals may not agree due to rounding.
8.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.
9.	Remaining as at Jan. 31, 2012.

Table 14- 3:	Changes from Previous Estimate – Great Panther Silver Limited – Guanajuato Project

	Tonnage	Grade g/t			Contained kOz
Category	kt	AgEq	Au	Ag	AgEq	Au	Ag
Measured	31%	-28%	-18%	-32%	-5%	8%	-11%
Indicated	-39%	-17%	-54%	34%	-49%	-72%	-18%
Measured +
Indicated	-1%	-21%	-32%	-13%	-22%	-32%	-13%
Inferred	94%	-20%	10%	-37%	56%	115%	23%

14.2	Database – General Description

All underground channel and drill hole sample data collected under the supervision of the Guanajuato Geology Department are entered into and stored within a DataShed© database.

A validated dataset (see Section 12.2 Database Validation for details) extracted from the Guanajuato DataShed© database and subsequently used in modeling consisted 784 drill holes and 69,816 underground channel samples. This dataset contained data current up to and including 25 September 2013.

Most holes in the dataset are angled towards the northeast at moderate to steep angles in fans collared from development headings located in the hanging wall of the mineralized vein structures. Holes range in length from 3m to 430m. Channel samples with average width of 0.92m are comprised primarily of individual samples with corresponding mid- point co- ordinates; however 19,844 of these were attributed with azimuth and dip information to allow display of “pseudo drill holes”.

Drilling is spread out over an approximate area of 3,650m (northwest-southeast) by 1,000m (northeast-southwest). Average drill sample length is 1.19m.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

14.3	Assays

The validated assay database contains 42,614 sample intervals from drill holes and 69,816 intervals from underground development and mining. During the validation process, a total of 60 Au results and 67 Ag results were found to be missing. In the case of underground sampling, the proportion of missing results was higher, with 366 for Au and 367 for Ag. These 'null' results were excluded from the final dataset used for grade interpolation. Assay results reported to be below laboratory detection limits were replaced with a value of half the detection limit. The average interval length is 1.19m for drilling and 0.92m for underground sampling.

1,885 drill intervals and 25,547 underground sample intervals were contained at a proportion of >50% within the wireframes constructed for the mineralized zones. Table 14-4 and Table 14-5 provide summary statistics for these intervals.

Table 14- 4:	Drill Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project

Au
Area	Count	Min	Max	Mean	Std. Dev.
Cata	575	0.002	73.50	1.71	6.09
Pozos	361	0.002	14.00	0.63	1.55
Santa Margarita	353	0.002	97.70	4.76	12.01
Guanajuatito	330	0.002	53.70	0.68	3.18
San Cayetano	59	0.002	68.10	4.01	11.03
Valenciana	158	0.002	499.50	4.27	39.76
Promontorio	49	0.060	30.80	3.01	5.71

Ag
Area	Count	Min	Max	Mean	Std. Dev.
Cata	575	0.50	16,400	503	1,636
Pozos	361	1.00	3,320	174	407
Santa Margarita	353	0.50	2,440	51	186
Guanajuatito	330	0.50	5,830	108	387
San Cayetano	59	0.02	268	43	66
Valenciana	158	0.50	2,900	112	331
Promontorio	49	3.00	546	69	86

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14- 5:	U/G Sample Statistics by Area – Great Panther Silver Limited – Guanajuato Project

Au
Area	Count	Min	Max	Mean	Std. Dev.
Cata	6,344	0.002	499.50	2.96	20.57
Pozos	7,776	0.002	499.50	1.11	6.63
Santa Margarita	5,675	0.002	1540.00	7.06	40.81
Guanajuatito	5,729	0.002	63.20	0.88	2.91
San Cayetano	-	-	-	-	-
Valenciana	-	-	-	-	-
Promontorio	23	0.010	3.39	0.55	0.81

Ag
Area	Count	Min	Max	Mean	Std. Dev.
Cata	6,344	0.50	52,700	679	2,156
Pozos	7,776	1.50	27,900	276	806
Santa Margarita	5,675	0.50	12,555	59	358
Guanajuatito	5,729	1.50	10,400	158	459
San Cayetano	-	-	-	-	-
Valenciana	-	-	-	-	-
Promontorio	23	1.50	77	19	20

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

14.4	Core Recovery and RQD

Core Recovery characteristics were analysed for all drill core samples obtained from within each of the 25 mineralised zones. See Table 14-6 below.

Table 14- 6:	Recovery and RQD by Area – Great Panther Silver Limited – Guanajuato Project

Area	No. of Measurements	Avg RQD %	Avg Rec %	% Rec Measurements <85%
Cata	348	45	89	24
Pozos	200	70	95	5
Santa Margarita	191	71	97	2
Guanajuatito	191	55	90	14
San Cayetano	38	72	92	16
Valenciana	114	46	88	24
Promontorio	25	49	90	12
Total	1107	57	94	15

A total of 38,771 diamond core Recovery and RQD measurements were returned from the DataShed© database. Of these, only 1,107 were found to be within the mineralised zones and as such only these have been presented in the table above. The Pozos, Santa Margarita, Guanajuatito, San Cayetano and Promontorio zones show the best recoveries (≥ 90%). While still being more than satisfactory, Cata and Valenciana have comparatively lower recoveries at 89% and 88% respectively.

In the author’s opinion, the overall drill core recovery is excellent and has no negative bearing on the mineral resource estimates.

14.5	Density

Specific gravity (SG) determinations for Guanajuatito drill core are carried out on site on whole NQ or HQ core using the water submersion method. Samples with a minimum weight of 500g are selected at a minimum frequency of 3 per mineralised zone plus additional hanging wall and footwall samples. Samples are then air dried and subsequently weighed in air with the measurement recorded on a standard form. The samples are then suspended in a basket which is submersed in water and the suspended mass in water is recorded also. The raw information is entered into excel spreadsheet and the SG calculated via the formula,

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

SG = Mass in Air (Dry) / (Mass in Air (Dry) – Mass Suspended (in Water))

The number of SG determinations available in the DataShed© database totalled 4,865. 233 of these SG samples were contained within one of the 25 mineralisation wireframes. Following exclusion of outliers, an average SG determination of 2.68t/m³ was calculated and was used across all 7 areas and 25 zones for resource estimation purposes.

It is the authors opinion that the SG determination method used at the Guanajuato Project is industry-standard, and that the results are representative of the material in the mine.

14.6	Mineralization Domains

25 wireframes representing each of the mineralised zones contained within the 7 areas were created by GPR personnel and provided to Octree Consulting Pty Ltd for use in resource modelling. Each wireframe was assigned a unique numeric code that was used to tag the block model and assay intervals associated with each zone. Every assay located at >50% within one or more of the 25 wireframes received a corresponding code. Details on area and zone names, coding and zone orientation are presented in Table 14-7.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14- 7:	Zone Coding and Vein Orientation – Great Panther Silver Limited

Area	Zone/Vein	Code	Dip (Deg)	Dip Direction (Deg)
Cata	Cata VM FW	100	-46	214
	Cata Contacto	101	-47	219
	Cata VM HW	102	-55	215
	Cata Alto1	103	-41	227
	Cata Alto2	104	-34	207
	Cata Alto3	105	-35	193
	Cata Alto4	106	-27	213
Los Pozos	Pozos NW	200	-36	225
	Pozos SE	201	-45	225
Santa Margarita	SM HW	300	-53	231
	SM LS1	301	-67	260
	SM LS2	302	-55	240
	SM LS3	303	-82	197
	SM LS4	304	-62	061
Guanajuatito	GTTO HW	400	-45	228
	GTTO FW	401	-46	235
	GTTO NW	402	-46	245
	GTTO SE	403	-47	237
San Cayetano	SC	500	-40	230
Valenciana	VAL 1	600	-43	228
	VAL 2	601	-46	235
	VAL 3	602	-42	234
	VAL 4	603	-46	235
	VAL 5	604	-46	235
Promontorio	PROM	700	-46	235

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; LS - Linking Structure; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

14.7	Underground Workings

Mine-specific sets of underground workings solids are maintained by GPR personnel who collect and manage all survey data for the active mining areas. Underground workings solids current to 31 July 2013 were used for the purpose of generating total mined solids from the relevant mineralisation wireframes (Cata, Pozos, Guanajuatito, San Cayetano and Santa Margarita). These total mined solids were then used to code the model to allow for subsequent exclusion of mined material from final inventory reporting.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Underground workings wireframes for Valenciana and Promontorio were generated by GPR personnel using a combination of digitised historic level plans and drill-hole logs. These wireframes were subsequently cut by Octree Consulting Pty Ltd from the Valenciana and Promontorio mineralisation wireframes to generate total mined solids which were used in the same way as described above for the areas of active mining.

Additionally, underground workings solids for active mining areas were isolated for the period July 1, 2012 to June 3, 2013 for the ultimate purpose of model reconciliation. These workings were used for the purpose of generating a set of mined reconciliation solids for this nominated period which were then coded to the model allowing for the iterative process of production figures vs. model reconciliation and grade cap adjustment. More details on this process are available below in Section 14.8 - Assay Capping.

In future it is recommended that the process of incorporating survey data into underground workings solids updates be done more frequently to prevent a delay in the availability of said solids. At the time of writing, GPR were in the process of streamlining this system.

14.8	Assay Capping

As a standard industry practice, higher-grade assay values are often capped (i.e. replaced with a threshold value) prior to use in interpolation with the aim of reducing the influence of statistically anomalous sample data on resource estimations. Various techniques may be used to determine appropriate capping levels.

For the Guanajuato Project, several techniques were used in order to determine individual grade caps for all combinations of mineralised zone and sample type (drill vs. channel). For underground channel samples, caps were applied, interpolation performed and resulting model grades reconciled with reported production grades. This process was repeated with various caps until an acceptable correlation between model and production grades was achieved.

When considering appropriate caps to be applied to drill samples, a combination of two methods was used. The first involved the determination of mean grades of the sample population in question following the application of a range of top cuts. Top cut values were then graphed against corresponding mean grades. The resultant graph was then examined for a sharp change in gradient beyond which the influence of higher caps no longer significantly affected the population mean. In conjunction, probability plots were examined for 'breaks' which are considered to indicate appropriate capping levels. Both techniques were performed for all drilling data and the most appropriate cap based on all results was selected.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

The net impact of the capping on drilling was to reduce the average Au and Ag assay grades by 40% and 46% respectively. For underground sampling the average reductions were 45% and 43% respectively. Table 14-7 provides of summary of caps and assay statistics for drilling and Table 14-8 provides the same for the underground channel sample data.

Table 14- 8:	Drill Hole Assay Capping - Great Panther Silver Limited – Guanajuato Project

			Au g/t			Ag g/t
Zone	Code	Cap	Before	After	Cap	Before	After
Cata VM FW	100	6	0.74	0.67	1200	230	185
Cata Contacto	101	6	0.62	0.62	1100	199	197
Cata VM HW	102	6	0.94	0.87	1700	254	230
Cata Alto1	103	6	2.74	1.11	850	803	233
Cata Alto2	104	6	6.15	1.83	850	1,399	317
Cata Alto3	105	6	4.60	1.96	850	1,594	384
Cata Alto4	106	6	1.38	1.18	850	518	254
Pozos NW	200	8	0.74	0.68	900	202	157
Pozos SE	201	8	0.25	0.25	900	76	70
SM HW	300	25	4.73	3.44	400	51	35
SM LS1	301	11	2.03	1.66	400	65	60
SM LS2	302	25	8.97	8.97	400	48	48
SM LS3	303	25	6.38	6.38	400	8	8
SM LS4	304	25	15.06	11.30	400	23	23
GTTO HW	400	3	0.59	0.45	700	87	71
GTTO FW	401	3	1.32	0.48	600	197	107
GTTO NW	402	3	0.37	0.30	600	79	64
GTTO SE	403	3	0.53	0.42	600	141	91
SC	500	10	4.01	1.72	250	43	43
VAL 1	600	5	0.85	0.85	200	75	63
VAL 2	601	5	3.83	1.73	200	378	63
VAL 3	602	5	6.35	0.74	200	100	39
VAL 4	603	5	2.04	2.04	200	228	105
VAL 5	604	5	0.47	0.47	200	77	69
PROM	700	5	3.01	1.86	210	69	62

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC – San Cayetano; LS - Linking Structure; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14- 9:	Underground Sample Assay Capping – Great Panther Silver Limited – Guanajuato Project

			Au g/t			Ag g/t
Zone/Vein	Code	Cap	Before	After	Cap	Before	After
Cata VM FW	100	8	2.33	1.41	1300	686	335
Cata Contacto	101	8	8.63	0.53	1300	144	124
Cata VM HW	102	8	4.29	1.02	1300	627	235
Cata Alto1	103	5	10.03	1.18	1300	1,524	331
Cata Alto2	104	5	1.27	0.72	1300	444	220
Cata Alto3	105	5	1.74	1.06	1300	528	296
Cata Alto4	106	5	2.40	1.07	1000	688	259
Pozos NW	200	6	1.12	0.80	900	279	189
Pozos SE	201	6	0.82	0.71	900	172	130
SM HW	300	30	7.62	4.29	1000	55	41
SM LS1	301	30	1.03	0.98	1000	110	94
SM LS2	302	30	5.64	2.10	1000	10	10
SM LS3	303	30	3.81	2.44	1000	111	24
SM LS4	304	30	0.94	0.94	1000	7	7
GTTO HW	400	3	0.95	0.58	2000	162	146
GTTO FW	401	-	-	-	-	-	-
GTTO NW	402	3	0.82	0.52	600	181	113
GTTO SE	403	3	0.13	0.13	600	33	31
SC	500	-	-	-	-	-	-
VAL 1	600	-	-	-	-	-	-
VAL 2	601	-	-	-	-	-	-
VAL 3	602	-	-	-	-	-	-
VAL 4	603	-	-	-	-	-	-
VAL 5	604	-	-	-	-	-	-
PROM	700	5	0.55	0.55	-	19	19

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; LS - Linking Structure; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

14.9	Composites

Assay intervals were tagged with unique codes for each area and zone, as described previously. Any assay contained at >50% within a wireframe received a code. Only samples with a code were used in the relevant interpolation run.

Common industry practice is to composite samples to a standard specified length as a method of mitigating grade bias that may potentially result from variable primary sample lengths. When considering this option firstly for channel samples, it was found that the format in which these have been stored was inappropriate to compositing. Individual samples are stored in the DataShed© database with mid-point coordinates and no channel ID, preventing successful compositing of these. As such, channel samples were used for interpolation uncomposited.

Although the format of drill-hole data meant that successful compositing was possible, it was considered that by doing this, disproportionate significance would be given to the already abundant channel samples (94% of total sample population) during interpolation. Histograms and statistics of channel and drill sample lengths were compared and it was found that these were acceptably similar. As such, drill-hole samples remained in their primary form for use in interpolation.

Conversely, all drill samples were composited to a fixed length of 1.5m (maximum allowable drill assay interval length as documented in core processing protocols) prior to use in grade interpolation. This practice ensured that the risk of potential grade bias resulting from variable sample length was mitigated, particularly in areas predominantly or solely supported by drill-hole data. The nominated 1.5m composite length was selected as the minimum possible which would allow for the closest reasonable parity with average channel sample length. Given that the maximum allowable raw drill assay length was 1.5m, a composite length less than this would have resulted in artificial clustering in some cases and therefore was not considered.

In future it is strongly recommended that all historical and future channel samples be stored in a form amenable to compositing, as compositing is an ideal step in the preparation of data for interpolation.

See summaries of sample statistics by sample type, zone and area provided in Table 14-10 and Table 14- 11.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14- 10:	Drill Hole Sample Statistics – Great Panther Silver Limited – Guanajuato Project

			g/t Au		g/t Ag		m
				Std.		Std.
Zone	Code	Count	Mean	Dev.	Mean	Dev.	Mean
Cata VM FW	100	168	0.79	1.27	230	330	1.37
Cata Contacto	101	34	0.78	0.95	250	285	1.28
Cata VM HW	102	168	0.79	1.27	230	330	1.37
Cata Alto1	103	42	0.97	1.18	263	285	1.18
Cata Alto2	104	28	1.78	1.78	342	245	1.31
Cata Alto3	105	32	1.97	2.18	361	331	1.31
Cata Alto4	106	23	0.84	1.42	200	240	1.11
Subtotal Cata		495	0.94	1.40	247	317	1.33
Pozos NW	200	217	0.66	1.06	154	194	1.42
Pozos SE	201	65	0.24	0.37	72	133	1.42
Subtotal Pozos		282	0.56	0.96	135	185	1.42
SM HW	300	181	3.41	6.01	34	70	1.33
SM LS1	301	31	2.11	3.45	62	101	1.31
SM LS2	302	1	8.97	-	48	-	0.60
SM LS3	303	9	7.61	8.51	9	8	1.23
SM LS4	304	6	8.94	6.34	20	17	1.46
Subtotal Santa Margarita		228	3.57	5.96	36	73	1.33
GTTO HW	400	134	0.52	0.60	76	115	2.31
GTTO FW	401	46	0.54	0.66	117	144	1.36
GTTO NW	402	45	0.46	0.79	91	161	1.23
GTTO SE	403	16	0.40	0.72	87	142	1.21
Subtotal Guanajuatito		241	0.51	0.65	87	132	1.85
SC	500	37	1.85	2.96	46	60	1.13
Subtotal San Cayetano		37	1.85	2.96	46	60	1.13
VAL 1	600	40	0.94	0.93	72	58	1.31
VAL 2	601	6	2.54	1.57	80	96	1.23
VAL 3	602	58	0.91	1.36	47	60	1.32
VAL 4	603	2	2.67	0.90	123	54	1.37
VAL 5	604	9	0.45	0.54	62	54	1.44
Subtotal Valenciana		115	1.00	1.25	60	62	1.32
PROM	700	43	1.89	1.37	62	48	1.37
Subtotal Promontorio		43	1.89	1.37	62	48	1.37
TOTAL		1441	1.26	2.83	140	229	1.43

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; LS - Linking Structure; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14- 11:	U/G Sample Composite Statistics – Great Panther Silver Limited – Guanajuato Project

			Au g/t		Ag g/t		m
				Std.		Std.
Zone	Code	Count	Mean	Dev.	Mean	Dev.	Mean
Cata VM FW	100	4508	2.33	10.12	686	1905	0.99
Cata Contacto	101	182	8.63	63.73	144	370	0.99
Cata VM HW	102	844	4.29	33.08	627	2935	0.87
Cata Alto1	103	189	10.03	52.90	1524	4544	0.99
Cata Alto2	104	168	1.27	3.86	444	1479	0.91
Cata Alto3	105	104	1.74	3.76	528	1163	0.81
Cata Alto4	106	349	2.40	6.64	688	1911	0.86
Subtotal Cata		6344	2.96	20.57	679	2156	0.96
Pozos NW	200	7545	1.12	6.72	279	814	0.95
Pozos SE	201	231	0.82	2.28	172	466	0.91
Subtotal Pozos		7776	1.11	6.63	276	806	0.95
SM HW	300	5101	7.62	42.86	55	324	0.79
SM LS1	301	343	1.03	3.50	110	311	0.86
SM LS2	302	42	5.64	27.69	10	32	0.83
SM LS3	303	134	3.81	15.20	111	1086	0.78
SM LS4	304	55	0.94	2.71	7	18	0.75
Subtotal Santa Margarita		5675	7.06	40.81	59	358	0.80
GTTO HW	400	4308	0.95	3.08	162	459	0.70
GTTO FW	401	-	-	-	-	-	-
GTTO NW	402	1076	0.82	2.61	181	521	0.70
GTTO SE	403	345	0.13	0.29	33	92	0.76
Subtotal Guanajuatito		5729	0.88	2.91	158	459	0.71
SC	500	-	-	-	-	-	-
Subtotal San Cayetano		-	-	-	-	-	-
VAL 1	600	-	-	-	-	-	-
VAL 2	601	-	-	-	-	-	-
VAL 3	602	-	-	-	-	-	-
VAL 4	603	-	-	-	-	-	-
VAL 5	604	-	-	-	-	-	-
Subtotal Valenciana		-	-	-	-	-	-
PROM	700	23	0.55	0.81	19	20	0.93
Subtotal Promontorio		23	0.55	0.81	19	20	0.93
TOTAL		25547	2.84	22.27	301	1217	0.87

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Notes:

VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; LS - Linking Structure; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

14.10	Block Model and Grade Estimation Procedures

14.10.1	Dimensions and Coding

Each of the six block models were horizontally rotated in order to align their columns with the general strike of the zones. The block dimensions for all six models are 2.5m x 2.5m x 2.5m. Details on block model dimensions and extent are presented in Table 14-12 below. The rotations stated in Table 14-12 are about the origins (southwest corner) in the anticlockwise direction.

Table 14- 12:	Block Model dimensions & Extent - Great Panther Limited – Guanajuato Project

				Santa
				Margarita /
				San
Item		Cata	Pozos	Cayetano	Guanajuato	Valenciana	Promontorio
Origin:	Easting	950	1,300	1542.5	-200	115	2080
	Northing	-3,050	-3,100	-3,855	-1,400	-2,300	-3,530
	Elevation	1,450	1,650	1,450	1,650	1,400	1,900

Rotation	Deg.	-55	-41	-35	-39	-40	-45
Extent (m)	X	350	270	357.5	650	700	300
	Y	350	250	685	750	800	295
	Z	350	250	280	650	600	180

Each block located at least partly within a wireframe has been assigned a zone code that matches the assay coding scheme. Block percentages were also estimated based on the portion of the block coincident with the wireframe. Grades were estimated only to those blocks coincident ≥0.01% with one or more of the 25 zones. Where a block occupied more than one wireframe, the block received the majority code and the combined percentage.

14.10.2	Geostatistics

Variogram analysis was undertaken for both Au and Ag in order to characterise the spatial variance of each. Single- structure ranges were developed in the average plane of all zones for each area (excluding San Cayetano, Valenciana and Promontorio for which not enough data were available to produce meaningful results). Long ranges were found to be between 6- 12m for Ag and 6-18m for Au, while the nugget (C0) values ranged from 25 - 52% and 23 - 50% of total sill (C0+C1) for Ag and Au respectively. These results indicated that while there is a demonstrable (albeit limited) spatial correlation between samples within each zone, local estimates of grade are not expected to be particularly accurate given the high nugget values reported above.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

14.10.3	Grade Interpolation

Grade interpolation for both Au and Ag was executed as a series of 3 runs, each of which were performed via the inverse distance cubed (ID3) method. A minimum of 1 and a maximum of 4 composites were allowed for interpolation to each block. In estimating block grades, it was required that the block zone code be the same as the composite zone code in order for interpolation to occur. Kriging was not used as the primary method of interpolation due to concerns regarding potential over-smoothing of grades. Given the short major axis ranges and high nugget values determined during the variogram analysis, Inverse Distance (ID) was deemed to be the most appropriate method of grade interpolation. A power of 3 was selected for this reason also, as greater influence is given to grades more proximal to the block than they would otherwise be given if a power of 2 had been used for example.

The interpolation strategy involved 3 successive passes, whereby smaller search envelopes were employed in each consecutive run, overwriting blocks estimated in the previous run. The first pass was performed at a long range axis length of 100m and the second pass at 50m. For these passes, the major/minor axis ratio was set at 5 and the major/semi-major axes ratios set at 1. For the 3rd pass, major axis search distances, search ellipsoid orientations and major/semi-major axes ratios were determined individually by element and area. Search ellipsoid orientations were kept consistent across all 3 passes. Specific details of 3rd pass interpolation parameters by zone can be seen in Table 14-13 below.

Table 14- 13:	3rd Pass Grade Interpolation Method, Au – Great Panther Silver Limited – Guanajuato Project

	Axes			Orientations
	Maj Axis (m)	Maj/SemiMaj Axis	Maj/Min Axis	Bearing	Plunge	Dip
Cata VM FW	17.5	2.6	5	269.2	-30.6	35
Cata Contacto	17.5	2.6	5	269.2	-30.6	35
Cata VM HW	17.5	2.6	5	280	-30.6	35
Cata Alto1	17.5	2.6	5	269.2	-30.6	30

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Cata Alto2	17.5	2.6	5	269.2	-20	30
Cata Alto3	17.5	2.6	5	269.2	-10	30
Cata Alto4	17.5	2.6	5	269.2	-15	30
Pozos NW	6	2	2	276	-24	30
Pozos SE	6	2	2	276	-40	35
SM HW	9	2	5	340.2	23.5	53
SM LS1	9	2	5	355	23.5	55
SM LS2	9	2	5	340.2	23.5	55
SM LS3	9	2	5	287	23.5	82
SM LS4	9	2	5	151	-23.5	62
GTTO HW	10	1.25	5	267.2	-37.8	30
GTTO FW	10	1.25	5	267.2	-37.8	30
GTTO NW	10	1.25	5	267.2	-37.8	20
GTTO SE	10	1.25	5	267.2	-37.8	25
SC	10	1.25	5	267.2	-37.8	30
VAL 1	10	1.25	5	267.2	-37.8	30
VAL 2	10	1.25	5	267.2	-37.8	30
VAL 3	10	1.25	5	267.2	-37.8	30
VAL 4	10	1.25	5	267.2	-37.8	30
VAL 5	10	1.25	5	267.2	-37.8	30
PROM	10	3	4	267	-37.5	20

Notes:

Bearing = azimuth of major axis; Plunge = dip of major axis; Dip = dip of semi-major axis 45º clockwise from major axis bearing/plunge direction; VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; LS - Linking Structure; GTTO - Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

Table 14- 14:	3rd Pass Grade Interpolation Method, Ag – Great Panther Silver Limited – Guanajuato Project

	Axes			Orientations
	Maj	Maj/SemiMaj	Maj/Min
	Axis			Bearing	Plunge	Dip
	(m)	Axis	Axis
Cata VM FW	12	3	5	304	0	46
Cata Contacto	12	3	5	308	0	46
Cata VM HW	12	3	5	315	0	40
Cata Alto1	12	3	5	315	0	40
Cata Alto2	12	3	5	304	0	40
Cata Alto3	12	3	5	304	15	46

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Cata Alto4	12	3	5	304	0	46
Pozos NW	6	2	2	225	-36	0
Pozos SE	6	2	2	225	-45	0
SM HW	7.5	2.9	5	330.2	11.9	53
SM LS1	7.5	2.9	5	350	11.9	6.7
SM LS2	7.5	2.9	5	330.2	11.9	55
SM LS3	7.5	2.9	5	287	11.9	82
SM LS4	7.5	2.9	5	151	11.9	62
GTTO HW	8	2	5	353.3	30	35
GTTO FW	8	2	5	353.3	30	35
GTTO NW	8	2	5	353.3	25	40
GTTO SE	8	2	5	353.3	30	35
SC	8	2	5	353.3	30	35
VAL 1	8	2	5	353.3	30	35
VAL 2	8	2	5	353.3	30	35
VAL 3	8	2	5	353.3	30	35
VAL 4	8	2	5	353.3	30	35
VAL 5	8	2	5	353.3	30	35
PROM	8	2	5	353.3	30	35

Notes:

Bearing = azimuth of major axis; plunge = dip of major axis; dip = dip of semi-major axis 45º clockwise from major axis bearing/plunge direction; VM - Veta Madre; FW - Foot Wall; HW - Hanging Wall; SM - Santa Margarita; SC - San Cayetano; LS - Linking Structure; GTTO -Guanajuatito; PROM - Promontorio; VAL - Valenciana; NW - Northwest; SE - Southeast.

14.11	Block Model Validation

Validation of the interpolation techniques and resulting block model were completed in via the following:

•	Visual inspection of the block grades in comparison to surrounding data values;

•	Comparison of block model grades with actual production; and

•	Comparison of block and sample means .

14.11.1	Visual Inspection

The block models for all four areas were reviewed in 3D on 5m section intervals. Model grades were compared locally with original sample grades, and were found to be acceptably similar.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

14.11.2	Comparison with Production Records

As discussed previously, in areas where mining is active (Cata, Pozos, Santa Margarita and Guanajuatito) grade caps were adjusted incrementally until the resulting interpolated model reported the best possible match with production figures in selected reconciliation areas. As such, the models for these areas by way of their construction, generally reconciled well with production records.

Table 14- 15 provides estimates of material within the reconciliation areas reported at 50g/t AgEq for all areas except Cata, which was reported at 0g/t AgEq for reconciliation purposes. It was found that when no reporting cut-off was applied at Cata, a better reconciliation on mined tonnes was achieved. Table 14-16 provides a summary of actual production for these areas. Ag and Au model grades generally concur well for all areas except Pozos where model grades are seen to be lower than production record grades. It is proposed that this is potentially related to lower grade material within pillars.

Table 14- 15:	Mined Resources in Model at 50g/t AgEq Cut- off (Pozos, Santa Margarita and Guanajuatito) and 0g/t AgEq cutoff (Cata) – Great Panther Silver Limited – Guanajuato Project

Area	kt	Au g/t	Ag g/t	Au kOz	Ag kOz
Cata	55.4	1.35	301	2.40	536.2
Pozos	76.7	0.95	188	2.33	462.8
Santa Margarita	54.2	5.68	59	9.90	103.0
Guanajuatito	22.5	0.70	170	0.50	122.7

Table 14- 16:	Actual Mined Based on Production Records – Great Panther Silver Limited – Guanajuato Project

Area	kt	Au g/t	Ag g/t	Au kOz	Ag kOz
Cata	68.4	1.36	293	3.00	645.0
Pozos	48.9	0.67	165	1.05	260.1
Santa Margarita	47.0	4.53	62	6.85	94.3
Guanajuatito	19.3	0.78	165	0.49	102.0

14.11.3	Comparison of Block and Sample Means

Block grade estimates for all resources were compared with drill-hole composite grades. It was considered more appropriate to compare drill composites and not channel samples with model grades given that drill-holes are generally far more evenly distributed across the zones, and as such, the effects of extreme spatial clustering (as seen with channel sampling) are less likely to affect the relevance of the comparison.

July 2013	Page 14-21

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Overall equivalent grades compare well for Pozos, Santa Margarita, Guanajuatito and Promontorio. Relatively small absolute differences in Ag at Valenciana and Santa Margarita account for the larger percentage block/composite differences seen for Ag. Results of this comparison are provided in Table 14-17.

Table 14- 17:	Comparison of Block and All Samples – Great Panther Silver Limited – Guanajuato Project

	Ag g/t			Au g/t			AgEq g/t
Category	Blocks	Comps	Diff	Blocks	Comps	Diff	Blocks	Comps	Diff
Cata	302	247	20%	1.29	0.94	31%	380	303	22%
Pozos	133	135	-2%	0.57	0.56	2%	167	169	-1%
Santa Margarita	45	36	22%	3.14	3.57	-13%	234	250	-7%
Guanajuatito	92	87	5%	0.45	0.51	-13%	119	118	1%
San Cayetano	47	46	2%	1.46	1.85	-24%	134	157	-16%
Valenciana	48	60	-22%	0.76	1.00	-27%	94	120	-25%
Promontorio	60	62	-3%	2.17	1.89	14%	191	175	8%
Total	106	116	-9%	1.12	1.25	-11%	173	191	-10%

14.11.4	Cut-Off Value

The cut-off values are based on silver equivalent values (AgEq), which have been calculated via the formula AgEq = Ag + 60*Au. Cut-offs for individual areas are based on area- specific costs, and have only been applied to the Inferred resources. Table 14-18 provides these values.

Table 14- 18:	Area-Specific Cut-off Values – Great Panther Silver Limited – Guanajuato Project

Area	Cut-off Value (AgEq g/t)
Cata	176
Pozos	178
Santa Margarita	166
Guanajuatito	164
San Cayetano	169
Valenciana	167
Promontorio	166

July 2013	Page 14-22

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

For Measured and Indicated resources, a cut-off value of 50g/t AgEq was applied. It was found that reporting these resources at higher cut-off values sometimes resulted in small isolated clusters of blocks. The 50g/t AgEq halo appears to be somewhat of a continuity envelope, below which is encountered predominantly uneconomic mineralization.

For inferred resources, estimates were largely based on single or wide-spaced drill intercepts, which, for the purposes of reporting, are best served by using the area- specific economic cut-off values.

14.12	Classification

The Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (CIM definitions) were followed for the classification of the mineral resources.

The approach to classification was to consider any given block centroid relative to both average distance of all samples used in interpolation and distance of nearest sample used in interpolation. The longest Ag variogram range (15m) was used to determine thresholds for each classification category, whereby Measured was considered to be the classification appropriate to a block interpolated with an Ag sample at a distance of half the long range or less (7.5m) from the block centroid with the additional requirement that the average distance from the block centroid of all samples used in the interpolation was to be no more than the long range itself (15m). Measured blocks additionally were required to be situated adjacent to underground workings. In order to be classified as Indicated, respective distances as described above were 15m and 30m and clusters of such blocks were required either to be adjacent to underground workings, or pierced by at least 2 drill-holes. All other blocks not classified as either Measured or Indicated and residing at least partially within a wireframe were classified as Inferred.

The classification scheme applied for all areas of the Guanajuato Resource is described in Table 14-19 below.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14- 19:	Classification Strategy - Great Panther Silver Limited – Guanajuato Project

Category	Closest Sample Criteria	Avg. Sample Distance Criteria	Additional Criteria

Measured	<= 7.5m	<= 15m	Must be adjacent to underground workings

Indicated	<= 15m	<= 30m	If not adjacent to UG workings, group of blocks must be pierced by at least 2 drill- holes

Inferred	NA	NA	All blocks at least partially within wireframes and NOT classified as either Measured or Inferred

Using the scheme described above, solids were constructed for each classification type and used for model classification coding. The reason being is that some areas were required to be manually adjusted despite their empirically derived classification. Such areas included those where small outlier collections of blocks or individual blocks of a particular classification were identified. Additionally, areas where geological confidence was lower than that reflected in the empirically derived classification received a reduced classification.

14.13	Mineral Resource Tabulations

Table 14- 20 through Table 14-23 provide detailed summaries of the mineral resource estimates as at 25 September, 2013. Measured and Indicated mineral resources are reported at a cut-off value of 50g/t AgEq. Inferred mineral resources are reported at area specific cut-off values of 176, 178, 166, 164, 169, 167 and 166g/t AgEq for Cata, Pozos, Santa Margarita (“SM”), Guanajuatito (“GTTO”), San Cayetano (“SC”), Valenciana (“VAL”) and Promontorio (“PROM”) respectively.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14- 20:	Measured Mineral Resources - Great Panther Silver Limited – Guanajuato Project

		Tonnage	Grade g/t			Contained kOz
Zone/Vein	Code	kt	Au	Ag	AgEq	Au	Ag	AgEq
Cata VM FW	100	28.3	1.29	336	413	1.17	305	375
Cata Contacto	101	12.3	0.94	250	306	0.37	99	121
Cata VM HW	102	16.9	1.67	343	443	0.91	186	240
Cata Alto1	103	10.0	1.52	397	488	0.49	128	158
Cata Alto2	104	7.8	1.27	310	387	0.32	78	97
Cata Alto3	105	6.8	1.42	355	440	0.31	77	95
Cata Alto4	106	2.9	1.01	231	291	0.09	21	27
Subtotals Cata		84.9	1.34	328	408	3.65	894	1,114
Pozos NW	200	113.8	0.73	183	227	2.67	668	829
Pozos SE	201	25.1	1.00	180	240	0.81	146	194
Subtotal Pozos		138.9	0.78	182	229	3.48	814	1,023
SM HW	300	73.9	5.15	45	354	12.23	107	840
SM LS1	301	9.3	1.38	109	192	0.41	32	57
SM LS2	302	0.1	6.11	24	391	0.03	0	2
SM LS3	303	0.7	3.87	8	240	0.09	0	6
SM LS4	304	1.0	4.53	16	288	0.14	1	9
Subtotals SM		85.0	4.72	51	335	12.90	140	914
GTTO HW	400	32.0	0.67	132	172	0.69	136	177
GTTO FW	401	-	-	-	-	-	-	-
GTTO NW	402	14.8	0.71	159	201	0.34	75	95
GTTO SE	403	6.4	0.38	100	122	0.08	21	25
Subtotals GTTO		53.2	0.64	135	174	1.10	232	298
SC	500	-	-	-	-	-	-	-
Subtotals SC		-	-	-	-	-	-	-
VAL1	600	-	-	-	-	-	-	-
VAL2	601	-	-	-	-	-	-	-
VAL3	602	-	-	-	-	-	-	-
VAL4	603	-	-	-	-	-	-	-
VAL5	604	-	-	-	-	-	-	-
Subtotals VAL		-	-	-	-	-	-
PROM	700	-	-	-	-	-	-	-
Subtotals PROM		-	-	-	-	-	-	-
Totals Measured		362.0	1.82	179	288	21.14	2,080	3,348

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq.
3.

Inferred Mineral Resources are reported at area-specific cut -offs as follows: Cata 176 g/t AgEq, Guanajuatito 164g/t AgEq, Pozos 178g/t AgEq, San Cayetano 169g/t AgEq, Santa Margarita 166g/t AgEq, Valenciana 167g/t AgEq and Promontorio 166g/t AgEq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68t/m³.
6.	Totals may not agree due to rounding.
7.	AgEq is given by the formula AgEq = Ag + 60*Au.
8.	Contained ounces have been calculated using 1oz = 31.1035g.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14- 21:	Indicated Mineral Resources - Great Panther Silver Limited – Guanajuato Project

		Tonnage		Grade g/t		Contained kOz
Zone/Vein	Code	kt	Au	Ag	AgEq	Au	Ag	AgEq
Cata VM FW	100	10.5	1.43	373	458	0.48	126	155
Cata Contacto	101	5.5	1.20	309	381	0.21	55	68
Cata VM HW	102	9.8	1.45	322	410	0.46	102	129
Cata Alto1	103	3.8	1.36	346	428	0.17	42	52
Cata Alto2	104	1.1	1.01	283	344	0.04	10	12
Cata Alto3	105	1.2	1.90	357	471	0.08	14	19
Cata Alto4	106	1.2	1.13	280	348	0.04	10	13
Subtotals Cata		33.1	1.38	337	420	1.47	359	448
Pozos NW	200	13.5	0.51	120	150	0.22	52	65
Pozos SE	201	22.3	0.57	113	147	0.41	81	105
Subtotal Pozos		35.8	0.55	116	148	0.63	133	171
SM HW	300	23.0	3.30	98	296	2.44	73	219
SM LS1	301	-	-	-	-	-	-	-
SM LS2	302	-	-	-	-	-	-	-
SM LS3	303	-	-	-	-	-	-	-
SM LS4	304	-	-	-	-	-	-	-
Subtotals SM		23.0	3.30	98	296	2.44	73	219
GTTO HW	400	18.3	0.73	86	130	0.43	51	77
GTTO FW	401	-	-	-	-	-	-	-
GTTO NW	402	23.5	0.67	134	174	0.51	101	131
GTTO SE	403	9.0	0.43	100	126	0.12	29	36
Subtotals GTTO		50.7	0.65	111	150	1.06	180	244
SC	500	-	-	-	-	-	-	-
Subtotals SC		-	-	-	-	-	-	-
VAL1	600	-	-	-	-	-	-	-
VAL2	601	-	-	-	-	-	-	-
VAL3	602	-	-	-	-	-	-	-
VAL4	603	-	-	-	-	-	-	-
VAL5	604	-	-	-	-	-	-	-
Subtotals VAL		-	-	-	-	-	-	-
PROM	700	-	-	-	-	-	-	-
Subtotals PROM		-	-	-	-	-	-	-
Totals Measured		142.6	1.22	163	236	5.60	745	1,081

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq.
3.

Inferred Mineral Resources are reported at area-specific cut -offs as follows: Cata 176 g/t AgEq, Guanajuatito 164g/t AgEq, Pozos 178g/t AgEq, San Cayetano 169g/t AgEq, Santa Margarita 166g/t AgEq, Valenciana 167g/t AgEq and Promontorio 166g/t AgEq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68t/m³.
6.	Totals may not agree due to rounding.
7.	AgEq is given by the formula AgEq = Ag + 60*Au.
8.	Contained ounces have been calculated using 1oz = 31.1035g.

July 2013	Page 14-28

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14- 22:	Measured plus Indicated Mineral Resources - Great Panther Silver Limited Guanajuato Project

		Tonnage	Grade g/t			Contained kOz
Zone/Vein	Code	kt	Au	Ag	AgEq	Au	Ag	AgEq
Cata VM FW	100	38.8	1.32	346	425	1.65	432	531
Cata Contacto	101	17.8	1.02	268	329	0.58	153	188
Cata VM HW	102	26.7	1.59	335	431	1.36	288	369
Cata Alto1	103	13.8	1.48	383	472	0.66	170	210
Cata Alto2	104	8.9	1.24	307	381	0.36	88	109
Cata Alto3	105	8.0	1.49	355	444	0.38	91	114
Cata Alto4	106	4.0	1.04	245	307	0.14	32	40
Subtotals Cata		118.1	1.35	330	411	5.13	1,254	1,561
Pozos NW	200	127.3	0.71	176	219	2.90	720	894
Pozos SE	201	47.4	0.80	149	197	1.21	227	300
Subtotal Pozos		174.7	0.73	169	213	4.11	947	1,194
SM HW	300	96.9	4.71	58	340	14.66	180	1,060
SM LS1	301	9.3	1.38	109	192	0.41	32	57
SM LS2	302	0.1	6.11	24	391	0.03	0	2
SM LS3	303	0.7	3.87	8	240	0.09	0	6
SM LS4	304	1.0	4.53	16	288	0.14	1	9
Subtotals SM		108.0	4.42	61	326	15.34	213	1,133
GTTO HW	400	50.3	0.69	115	157	1.12	186	254
GTTO FW	401	-	-	-	-	-	-	-
GTTO NW	402	38.2	0.69	143	184	0.84	176	227
GTTO SE	403	15.4	0.41	100	124	0.20	49	61
Subtotals GTTO		103.9	0.65	123	162	2.16	412	542
SC	500	-	-	-	-	-	-	-
Subtotals SC		-	-	-	-	-	-	-
VAL1	600	-	-	-	-	-	-	-
VAL2	601	-	-	-	-	-	-	-
VAL3	602	-	-	-	-	-	-	-
VAL4	603	-	-	-	-	-	-	-
VAL5	604	-	-	-	-	-	-	-
Subtotals VAL		-	-	-	-	-	-	-
PROM	700	-	-	-	-	-	-	-
Subtotals PROM		-	-	-	-	-	-	-
Totals Measured		504.7	1.65	174	273	26.74	2,825	4,430

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured Mineral Resources are estimated at a cut-off grade of 50g/t AgEq.
3.

Inferred Mineral Resources are reported at area-specific cut -offs as follows: Cata 176 g/t AgEq, Guanajuatito 164g/t AgEq, Pozos 178g/t AgEq, San Cayetano 169g/t AgEq, Santa Margarita 166g/t AgEq, Valenciana 167g/t AgEq and Promontorio 166g/t AgEq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68t/m³.
6.	Totals may not agree due to rounding.
7.	AgEq is given by the formula AgEq = Ag + 60*Au.
8.	Contained ounces have been calculated using 1oz = 31.1035g.

July 2013	Page 14-31

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Table 14- 23:	Inferred Mineral Resources - Great Panther Silver Limited – Guanajuato Project

		Tonnage	Grade g/t			Contained kOz
Zone/Vein	Code	kt	Au	Ag	AgEq	Au	Ag	AgEq
Cata VM FW	100	5.9	1.12	393	460	0.21	74	87
Cata Contacto	101	1.3	1.04	266	328	0.04	11	13
Cata VM HW	102	1.5	1.13	312	380	0.05	15	18
Cata Alto1	103	0.4	0.95	626	683	0.01	7	8
Cata Alto2	104	0.5	1.10	318	384	0.02	5	6
Cata Alto3	105	-	-	-	-	-	-	-
Cata Alto4	106	3.2	2.78	483	650	0.29	50	67
Subtotals Cata		12.7	1.53	398	489	0.62	162	199
Pozos NW	200	2.1	0.62	184	221	0.04	12	15
Pozos SE	201	14.9	0.65	318	357	0.31	153	171
Subtotal Pozos		17.0	0.65	302	341	0.35	165	186
SM HW	300	13.3	1.82	224	334	0.78	96	142
SM LS1	301	1.1	6.72	21	424	0.23	1	14
SM LS2	302	-	-	-	-	-	-	-
SM LS3	303	-	-	-	-	-	-	-
SM LS4	304	-	-	-	-	-	-	-
Subtotals SM		14.3	2.18	209	340	1.01	96	157
GTTO HW	400	0.5	0.83	274	323	0.01	5	5
GTTO FW	401	77.9	0.91	219	274	2.27	549	685
GTTO NW	402	7.9	1.84	338	448	0.47	86	114
GTTO SE	403	2.5	0.91	184	239	0.07	15	19
Subtotals GTTO		88.8	0.99	229	289	2.82	654	824
SC	500	41.5	3.69	85	307	4.93	114	410
Subtotals SC		41.5	3.69	85	307	4.93	114	410
VAL1	600	13.6	2.25	157	292	0.98	68	127
VAL2	601	18.8	3.63	137	355	2.19	83	214
VAL3	602	83.1	2.50	101	251	6.68	270	671
VAL4	603	6.3	2.64	122	281	0.54	25	57
VAL5	604	5.5	1.05	118	181	0.19	21	32
Subtotals VAL		127.2	2.58	114	269	10.57	467	1,101
PROM	700	132.4	2.84	70	241	12.09	298	1,024
Subtotals PROM		132.4	2.84	70	241	12.09	298	1,024
Totals Measured		433.9	2.32	140	280	32.38	1,957	3,900

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Measured Mineral Resources are estimated at a cut -off grade of 50g/t AgEq.
3.

Inferred Mineral Resources are reported at area-specific cut -offs as follows: Cata 176 g/t AgEq, Guanajuatito 164g/t AgEq, Pozos 178g/t AgEq, San Cayetano 169g/t AgEq, Santa Margarita 166g/t AgEq, Valenciana 167g/t AgEq and Promontorio 166g/t AgEq.

4.	Prices of US$1,280/Au oz and US$20.80/Ag oz were used in calculations.
5.	Bulk Density is 2.68t/m³.
6.	Totals may not agree due to rounding.
7.	AgEq is given by the formula AgEq = Ag + 60*Au.
8.	Contained ounces have been calculated using 1oz = 31.1035g.

July 2013	Page 14-33

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

15.0	MINERAL RESERVE ESTIMATES

No mineral reserve estimates were completed in this report.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

16.0	MINING METHODS

Mine production since the commencement of operations by GPR is summarized in Table 16-1. GPR initially increased throughput (2007) but then refocused on increasing the feed grade (2008) with a resulting reduction in the feed tonnage. 2012 production throughput rose 2.75% over that of 2011, and continues to rise within 2013.

For the period from January 2013 to July 2013 the production tonnage was 33% from the Cata Clavo, 27% from Santa Margarita, 11% from Guanajuatito, 25% from Los Pozos, and 5% from San Vicente. Mining was carried out six days per week and, at 119,200 tonnes, averaged 662 tonnes per day during January-July 2013. Mineral resource estimates in this report do not cover the production from the San Vicente zone.

Table 16- 1:	Guanajuato Production Figures – Great Panther Silver Limited - Guanajuato Mine

Year	Tonnes	Silver Oz	Gold Oz
2006	86,111	105,480	988
2007	203,968	521,225	3,794
2008	155,079	848,083	5,488
2009	138,517	1,019,751	6,748
2010	144,112	1,019,856	6,619
2011	169,213	959,490	7,515
2012	174,022	1,004,331	10,350
2013*	119,179	563,608	8,444
Total	1,190,201	6,041,824	49,946

*Source: GPR Annual reports for 2006 to 2012 inclusive, for January – July 2013 details from production records.

16.1	Cata Clavo Zones

Mining of the Cata Clavo is down to the 510 level where development and stoping are being carried out on the Veta Madre and Alto 1, 1a and 2 veins. In 2013 the Cata Clavo provided 33% of the mine production at a grade of 273g/t Ag and 1.03g/t Au.

Cata Clavo is a relatively steeply dipping structure that has been identified for mining from the 1575 elevation (525 level) to the 1665 elevation (435 level). The mining area is up to 100m long and up to 10m wide. The Veta Madre FW, Contact, Veta Madre HW, Alto 1 to Alto 4 zones are located on the hanging wall side of the Veta Madre and the multiple zones are close to one another. In some areas, the combined Veta Madre to Alto 4 generates an overall width exceeding 30m. A cross section of the Cata Clavo is shown in Figure 16-1 and a level plan of the block model and wireframe is shown in Figure 16-2.

July 2013	Page 16-1

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

The Cata ore zones are being mined by mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by a combination of grouted rebar, wire mesh and straps as required. There are as many as six separate ore zones varying in widths from two to eight metres with strike lengths of 20 to 80 metres.

The sequence of mining commences with the lateral development of the ore zones on sub- levels which are spaced 20 to 30 meters apart. Mining then progresses upwards from one sub-level to the next in four meter lifts using breasting to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, lateral development has been completed on the 510 meter level and mining of the first lift has commenced.

There are 1-boom, electric hydraulic jumbos for drilling, 3.5 and 4.0 - yard LHDs for mucking, and 10 and 18 - tonne trucks for ore haulage. Ground support in the stopes is installed using scissor lift trucks.

The rock stability is assessed each year by Roland Tosney, Consulting Geotechnical Engineer. For up to five meter roof spans, grouted rebar, rock bolt support is required. For spans over five meters but less than nine metres, cable bolts are installed for additional support. Four metre long cable bolts are installed in holes drilled with the jumbo. For zones requiring spans of greater than nine metres, permanent rock or concrete pillars are left.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 16-1:        Section Map 12.5 Cata with Wireframes and Block Model

July 2013	Page 16-3

Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 16-2:        Plan Map Cata 490 Level with Wireframes and Development

16.2	Los Pozos Zone

Development of Los Pozos was extended from the 385 to 410 level. There is still a partial lift above the 298 level which is to be mined in the future. Ore production from Los Pozos commenced in September 2009, and for 2013 contributed 25% of total production at an average grade of 172g/t Ag and 0.66g/t Au. The Los Pozos zone is up to 15m wide and up to 100m along strike. Access has been provided from the 275 level to the 390 level by a footwall ramp. A second ramp is being driven from the 390 level towards the 420 level. The ramp development was good with an even footwall and good ground conditions.

The Los Pozos deposit is a relatively steeply dipping structure that has been identified for mining from the 1825masl elevation (275 level) to the 1690masl elevation (410 level). A cross section of the Los Pozos deposit is shown in Figure 16- 3 and a level plan of the block model and wireframe is shown in Figure 16-4.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Los Pozos ore zone is being mined by mechanized cut and fill method. There is a ramp in the footwall which provides access to sublevels that are spaced approximately 35m apart.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar and mesh as required. At each sublevel, a crosscut is driven across the zone followed by development along strike to the extents of the vein. The vein is then opened to its full width or, if the zone is too wide, to a maximum of 12m wide. In wider zones, it is necessary to either install cable bolts and/or to leave pillars.

Mining then progresses upwards in three metre lifts using breasting to mine the ore. As ore is removed, waste fill is placed in the void. There are electric hydraulic jumbos for drilling, 3.5 and 4.0 - yard LHDs for mucking, and 10t trucks for ore haulage. Ground support in the stopes is installed using scissor lift trucks.

The rock stability was assessed by Roland Tosney in 2010. For five metre widths at Los Pozos, only rock bolt support is required. For widths over five metres but less than 12m, cable bolts are required for support. Four metre long cable bolts are installed in holes drilled with the jumbo. For zones over 12m wide, it is necessary to leave a permanent pillar or to provide support which is longer than the four metre cable bolts.

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Figure 16-3:        Section Map 350N Los Pozos with Wireframes and Block Model

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Figure 16-4:        Plan Map Los Pozos 375 Level with Wireframes and Development

16.3	Santa Margarita Zones

The Santa Margarita gold rich vein has been explored by ramp development from the 390 level to the 500 level. The ramp has been driven from the 1710masl elevation (390 level) and extended down to the 1600m elevation (500 level). Extractions are by cut and fill mining methods.

Santa Margarita has been producing ore since March 2009. Production for 2013 totalled 27% of that processed with an average grade of 60g/t Ag and 4.18g/t Au. A cross section of the Santa Margarita deposit is shown in Figure 16- 5 and a level plan of the block model and wireframe is shown in Figure 16-6.

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Santa Margarita is a gold rich deposit and a cut-off grade of 2.4g/t Au is used for this area. The Santa Margarita deposit is steeply dipping and narrow. Development of Santa Margarita has consisted of an exploration/production ramp driven on the zone.

The Santa Margarita ore zones are being mined by mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar, as required. There is one main breccia ore zone plus vein stockwork ore zones located in the footwall. Typical ore widths are 2.0 to 5.0 meters. The main zone is over 150 metres long while the footwall stockwork zones are 20 to 50 metres long.

The sequence of mining commences with the lateral development of the ore zones on sub-levels which are spaced 20 or 40 meters apart. Depending on the ore widths, mining then progresses upwards from one sub-level to the next in 1.5 meter (narrow ore) or 3.0 meter lifts (wider ore) using uppers or breasting respectively, to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, lateral development is being conducted on the 455 and 475 meter levels while stoping is well established between the 435 and 390 meter levels.

Drilling is carried out with hand-held jack-leg drills in the narrow sections and with 1-boom, electric hydraulic jumbos in the wider zones. Mucking is by 2.0, 3.5 and 4.0 - yard LHDs and broken ore is trucked to the Cata shaft by 10 and 18 tonne trucks. Ground support in the stopes is installed using stoppers or jack-legs and / or scissor lift trucks.

The rock stability is assessed each year by Roland Tosney, Consulting Geotechnical Engineer.

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Figure 16-5:        Section Map 75S Santa Margarita with Wireframes and Block Model

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Figure 16-6:        Plan Map Santa Margarita 435 Level with Wireframes and Development

16.4	Guanajuatito Zones

Guanajuatito has been producing ore since 2006. Production for 2013 totalled 11% of that processed with an average grade of 170g/t Ag and 0.80g/t Au. Production was dominantly from the 1980masl elevation (120 level) with hanging-wall ramp completed to the 1855masl elevation (245 level) in 2012, and plans to continue the ramp to depth. A cross section of the Guanajuatito deposit is shown in Figure 16-7 and a level plan of the block model and wireframe is shown in Figure 16- 8.

The Guanajuatito ore zones are being mined by mechanized cut and fill method. An access ramp is located in the hanging-wall from which cross-cuts are driven to access the ore at the various lift elevations.

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The ramp is approximately 3.5 metres by 3.5 metres and is supported by grouted rebar, as required. There is one main ore zone which is typically 1.5 to 4.0 meters wide and up to 100 meters long on strike.

The sequence of mining commences with the lateral development of the ore zones on sub-levels which are spaced 40 meters apart. Mining then progresses upwards from one sub-level to the next in 1.5 meter lifts using uppers, to mine the ore. As broken ore is removed, waste-rock fill is placed in the void. Currently, ramp access is being established to the 245 meter level while stoping is well established between the 200 and 120 meter levels.

Drilling is carried out with hand-held jack-leg drills in the narrow sections. Mucking is by 2.0, 3.5 and 4.0 - yard LHDs and broken ore is hauled from the mine by 10 tonne highway trucks to the processing plant. Ground support in the stopes, grouted rebar, is installed using stopers or jack-legs.

The rock stability is assessed each year by Roland Tosney, Consulting Geotechnical Engineer.

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Figure 16-7:        Section Map 2850N Guanajuatito with Wireframes and Block Model

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Figure 16-8:        Plan Map Guanajuatito 270 Level with Wireframes and Development

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

16.5	San Cayetano Zone

No development has commenced on the San Cayetano zone.

Figure 16-9:        Section Map 350S San Cayetano with Wireframes and Block Model

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

Figure 16-10:      Plan Map San Cayetano 490 Level with Wireframes and Development

16.6	Valenciana Zone

No development has commenced on the Valenciana zone.

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Figure 16-11:      Section Map 1800N Valenciana with Wireframes and Block Model

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Figure 16-12:     Plan Map Valenciana 350 Level with Wireframes and Development

16.7	Promontorio Zone

No development has commenced on the Promontorio zone.

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Figure 16-13:      Section Map 450S Promontorio with Wireframes and Block Model

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Figure 16-14:      Plan Map Promontorio 100 Level with Wireframes and Development

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..
17.0	RECOVERY METHODS

The process flow sheet for the Cata plant is illustrated in Figure 17- 1. The three stage crushing plant is designed to produce ball mill feed that is less than 3/8 inch in size. Run-of-mine ore is passed through a grizzly, into the 1,000 tonne coarse ore bin. Oversize is broken manually or with a backhoe-mounted rock-hammer. The coarse ore is minus 18 inches material. From the bin the ore is taken by an apron feeder and over vibrating grizzly to the Pettibone (24” by 36”) primary jaw crusher. The jaw crusher is set to four inches. There is also a second 500 tonne capacity coarse ore bin that feeds a separate, smaller crusher so that materials can be kept separate if desired.

The jaw crusher product and the undersize from the vibrating grizzly is sent to the Symons (4 ft. standard head) secondary cone crusher, which further reduces the particle size to minus one inch. The secondary crusher product is conveyed to the Allis Chalmers (6 x 16 ft.) vibratory screen, where material, passing through the half- inch mesh, is conveyed to the fine ore bins. Oversize from the screen is fed to the Norberg HP300 tertiary cone crusher, with a design product size of one quarter inch. The tertiary crusher operates in closed circuit with the vibratory screen. The fine ore bin has a total capacity of 2,500 tonnes. Ore from the fine ore bins is conveyed to one of three Denver (7 x 14 ft.) ball mills operating in parallel.

The grinding section is designed to reduce the fine ore to slurry with a particle size of 68% passing 74 microns to liberate the sulphide minerals containing the gold and silver from the waste minerals.

The flotation section has been greatly improved with the installation of five new fully automated Outotec cells which replaced the old sections of rougher cells.

Now the flotation products of these cells are sent according to their quality to cleaning cells or recirculated with scavenger products and cleaner tails for regrinding, after the step of cleaning the concentrate is sent to the concentrate thickener section and filtered to remove excess water, leaving finally an average humidity of 11% and so is sent to the point of sale according to existing contracts. These modifications have been key to improvements in metallurgical recoveries.

In addition GMC have installed a small mill for regrinding (April, 2012), the middling products, i.e. cleaning cell tails together with the scavenger products, are reground to liberate the valuable sulphides before being recirculated to the head of the flotation circuit. It should improve over the current levels of metal recovery.

The plant made several improvements seeking better working environment, safer conditions, improvements to the environment, and of course more efficient operation, including 1) installation of a new electrical substation, 2) total change of electrical cables that were in poor condition, and 3) new tailings pumping system to the tailings dam (fully instrumented), using a single pump station and replace the old system with five pumping stations. This will help prevent potential damage to the environment, and lead to significant savings of electric energy.

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Other projects for 2012 completed to continue the improvements, included installation of a new double bed screen of 6 x 20 feet, as well as a new Norberg HP300 tertiary crusher, both projects were completed in the third quarter. For 2013 a filter press was installed to increase the efficiency of filtering concentrated area, this should be in operation in Q3, 2013.

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Figure 17-1:      Process Flow Sheet, Guanajuato Mine Complex Metallurgical Plant

TOLVA DE FINOS 1500 TON
A DEPOSITO DE JALES

GREAT PANTHER SILVER LTD.

Process Flow Sheet

Guanajuato Mine Plant

Date Nov 2013 | Scale | Figure 17.1

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18.0	PROJECT INFRASTRUCTURE

The surface and underground infrastructure at the Guanajuato Mine includes the following:

•	Extensive underground workings from surface to approximately 600m below surface including multiple shafts and adits from surface as well as internal shafts and ramps.

•	Two main shafts, the Rayas, for men and materials, and the Cata shaft, for rock hoisting.

•	A nominal 1,200tpd flotation concentrator with surface bins, crushing facilities, grinding mills, flotation cells, and concentrate dewatering circuit.

•	A tailings storage facility.

•	Connection to the national grid for the supply of electric power.

•	Conventional and mechanized underground mining equipment.

•	Mine, geology, processing, and administrative offices in several locations. A shaft and ramp from surface as well as internal ramps and drives linking to adjacent mines.

•	Conventional and mechanized underground mining equipment.

•	Connection to the national grid for the supply of electrical power.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

19.0	MARKET STUDIES AND CONTRACTS

19.1	Market Studies

The principal commodities at the GMC are iron sulphide concentrates containing gold and silver. These products are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. There are smelters in Mexico that can accept these concentrates, as well as other smelters around the world, and traders who purchase such concentrates.

19.2	Contracts

The GMC is an operating mine using contract employees and contracted services under the direction of company employed management. There are a number of contracts in place for:

•	Diamond drilling in the mine (one contractor)

•	Ten contracts for the supply of labour and services in the mines with seven to 240 contractors covered under the contracts

•	SGS contract laboratory on the site

•	Alfred Knight for representation at Manzanillo, and Inspectorate in Veracruz, for concentrate shipments

•	Sales of concentrates to traders and at times to smelters

The mine maintenance contract is a fixed monthly fee plus a cost per unit operating hour for the underground equipment for servicing and repairs. There are equipment availability targets in the contract. Other maintenance contracts are based upon a cost per man-day.

Mining contracts include unit costs for development, stoping, and haulage plus daily costs for ancillary personnel. Some of the contracts have similar payment schedules and others are for support costs such as ditching and installation of pipes. Several of the mining contracts include rates for the use of Company equipment (LHD, trucks, jumbos, etc.).

Security personnel are contracted based upon a daily rate per man-day for security personnel.

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The SGS contract for laboratory services on site is based on a fixed monthly cost for the first 9,115 analyses and an additional cost for analyses in excess of 10,027 analyses per month, with cost adjustments related to currency exchange rates.

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20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

GMC operates under the same permissions as the Cooperative since the property was acquired in 2005. The tailings storage facility is operated in accordance with federal laws and GMC works closely with Procuraduria Federal de Proteccion al Ambiente (Profepa), the Federal office for environmental protection.

GMC has an environmental department and carries out regular monitoring and reclamation work on the site, as well as coordinating permit application matters for activities such as exploration work in new areas.

20.1	Reclamation Closure

While there is no fund set aside for closure, such as a bond, the cost for closure was estimated independently (in Mexico) to be $400,000 and “in house” at US$1,000,000. Management uses the US$1,000,000 cost for accounting for asset retirement obligations.

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21.0	CAPITAL AND OPERATING COSTS

Capital and operating budgets are prepared for each year for the GMC by mine staff. These budgets are continuously reviewed against production to ensure profitability. For the 2013 (January-September) operating year the average cost of production was USD$117.63 per tonne (Table 21-1) which included plant, administration and mining costs.

Table 21-1:      2013 (January through September) Cost Report for GMC

Plant	USD19.62 per tonne
Admin	USD30.81 per tonne
Mining	USD67.00 per tonne (including stockpile cost USD1.91 per tonne)
TOTAL Unit costs	USD117.63 per tonne

Unit costs of production by mine area vary significantly from area to area as show in Table 21-2.

Table 21-2:	2013 (January through September) Unit Costs by Mine Area for GMC

Cata	USD78.86 per tonne
Los Pozos	USD60.80 per tonne
Santa Margarita	USD86.61 per tonne
Guanajuatito	USD74.00 per tonne

The GMC is operated with contractors under the supervision of GPR management personnel. The contractors and management personnel are engaged by service companies that provide their services to the underlying owner of the mineral properties. At the end of Q3 2013, there were 157 administrative and management personnel and 649 contractors at the site. There are ten separate contractors who provide labour and services for the mining and processing operations.

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22.0	ECONOMIC ANALYSIS

This section has been excluded, as per securities regulations, as the GMC is in operation and Great Panther Silver Limited is a producing issuer.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

23.0	ADJACENT PROPERTIES

Mining in the Guanajuato district has been ongoing, more or less continuously, for over four centuries. The most prolific producing vein structure within the district is the Veta Madre and GPR’s holdings encompass some of the more historically significant sections of that system. There are other important past and present producers on the Veta Madre, and surrounding vein structures. The Torres Mine Property, formerly operated by Peñoles, borders GPR’s ground to the south. Endeavour Silver Corp. (Endeavour) operates the Cebada, Bolañitos, Golondrinas, and Asuncion mines, as well as a ~2,000 tonne per day concentrator at Bolañitos . Cebada is located along the Veta Madre immediately northwest of the Guanajuatito mine, while the other mines are located on the Veta La Luz system, approximately five kilometres to the west- northwest. Production from this operation in Q1, 2013 is reported on Endeavour’s website to have been at 1,861 tonnes per day throughput producing 570,000 Ag oz, and 9,891 Au oz. In 2012 Endeavour Silver Corp. purchased the AurRico Gold Inc. El Cubo Mine, located on the Veta de la Sierra some five kilometres southeast of Rayas. Production from this operation in Q1, 2013 is reported on Endeavour’s website to have been at 1,135 tonnes per day throughput producing 270,000 Ag oz and 4,199 Au oz.

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Great Panther Silver Limited Technical Report on the Guanajuato Mine Complex Mineral Resource Estimation Guanajuato, Mexico

24.0	OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25.0	INTERPRETATION AND CONCLUSIONS

•	The drill sampling and logging employed by GPR are appropriate for the deposit type and mineralization style. Reasonable and practical steps are taken to ensure security of the samples.

•	The channel samples are lower in quality than the drill samples owing to the method used to collect them. Additionally they are stored in a format not amenable to compositing.

•

The assaying is being conducted in an acceptable manner, using common industry-standard methods. The performance of the laboratory is monitored by both internal and external Quality Assurance/Quality Control (QA/QC) programs.

•	After corrections the database was reasonably free of errors, and appropriate for use in estimation of Mineral Resources. Appropriate safeguards are in place to ensure that the database is secure.

•

The geology includes the juxtaposition of Oligocene age sediments and volcanics onto Mesozoic age sediments and intrusive rocks along the “Veta Madre”, a 25km long northwest trending ~45 degree south west dipping normal fault with associate intrusive dykes.

•

Mineralization occurs in structurally complex multi-generational vein quartz dominated stock-work and breccia zones along the Veta Madre. Structural geology mapping indicates that up to eight cross-cutting breccia events occur with associated precious metal mineralization. Fluid inclusion studies reflect the complex structural history with boiling (indicative event associated with precious metal deposition) occurring from the 2100 to 1500masl elevations (surface to the deepest levels drilled) in the GMC. As such, potential to find further mineralization both laterally and vertically below know precious metal mineralization zones is deemed excellent by the author.

•

Measured and Indicated Mineral Resources are estimated to contain 504,700 tonnes grading 1.65g/t Au and 174g/t Ag plus Inferred Mineral Resources estimated to contain 434,000 tonnes grading 2.32g/t Au and 140g/t Ag.

•

For Measured plus Indicated, there is a 32% decrease in contained gold and 13% decrease in contained silver or a decrease of 22% in contained AgEq oz on the previous year's estimate. For Inferred, increases of 115% in contained gold and 23% in contained silver (56% increase in contained AgEq oz) were reported.

•

There is potential for further additions to the mineral resources estimates both in the zones estimated in this report and through diligent exploration. The exploration is presently better defining the Cata, Los Pozos, and Santa Margarita zones, as well as locating new areas of mineralization at Guanajuatito, and in the Valenciana and San Cayetano areas.

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•

Mining operations are underway on the Guanajuatito, Promontorio, Cata Clavo, Rayas and Santa Margarita, and Los Pozos deposits using mechanized equipment in the stopes and rail haulage to move ore to the Cata shaft for hoisting to surface. At Guanajuatito and Promontorio ore is hauled to surface by rubber tired trucks. The equipment and mining methods are considered to be appropriate for the deposits.

•

The Cata plant is a flotation plant which has a nominal capacity of 1,200tpd. The plant operates 20 days per month, with an overall average rate of approximately 604 tonnes per calendar day. Metallurgical recovery has been 89.4% for silver and 91.8% for gold. Flotation concentrates are shipped to ports or to smelters in Mexico.

•	Process improvements were implemented including the addition and replacement of flotation cells and an overhaul of the concentrate thickener.

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26.0	RECOMMENDATIONS

Recommendations are that:

•	GPR continues mining operations at the Guanajuatito deposit.

•	GPR continues exploration activities in current and other prospective areas to extend the mine life. The 2014 drilling budget of GPR of 11,000m is sufficient to this end, and on an annual basis.

•	GPR continues with conversion of existing channel samples to and entry of new channel samples in a format amenable to pseudo drill-hole creation and therefore composite extraction.

•	QA/QC monitoring should be expanded to include regular reporting (monthly recommended) and laboratory audits.

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27.0	REFERENCES

Barclay, W.A., 2006, Preliminary structural geology at the Mina San Vicente and part of the contiguous surface area, Guanajuato, GTO, Mexico. Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated July 17, 2006: 24pp + figures.

Barclay, W.A., 2007, Continued Structural Geology at Mina San Vicente, Level 100 NTE; Guanajuato, GTO, Mexico; Independent report for Minera Mexicana el Rosario and for Great Panther Resources, dated January 9, 2007: 7pp + figures

Brown, R.F., 2012, NI43-101 Report on the Guanajuatito Mine Complex Mineral Resource Estimate for the Guanajuatito, Cata, Los Pozos, and Santa Margarita Zones, as of January 31st, 2012 (June 26, 2012). Un-published, internal GPR report.

Cavey, G., and Gunning, D., 2005, Technical Report on the Santa Fe Project Guanajuato, Mexico For Great Panther Resources Limited, October 14, 2005, internal report to Great Panther Resources Limited, 50 pp.

Drilling Contract – Energold, September 1, 2009.

Drilling Contract – Landrill, January 18, 2010.

Drilling Contract – HD Drilling, January 25, 2010.

Glen R. Clark & Associates Limited, 2009, Review of Resources and Reserves El Cubo Gold- Silver Mine, Guanajuato, Mexico, prepared for Gammon Gold Inc. (October 15, 2009), 90 pp.

Great Panther Silver Limited Annual Reports for 2006 to 2012, inclusive. GPR Corporate Presentation November 2013 [PowerPoint slides]. Retrieved from http://www.greatpanther.com/ November 17, 2013.

Great Panther Silver Limited. (2010). Guanajuato Mine Complex item: Exploration Program & Resource Estimate. Retrieved from http://www.greatpanther.com; November 22, 2010.

Guanajuato Site Monthly production reports.

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Ferrari, L., Pasquarè, G., Venegas-Salgado, S., Romero-Rios, F., 1999, Geology of the western Mexican Volcanic Belt and adjacent Sierra Madre Occidental and Jalisco block, Geological Society of America Special Paper 334, 19 pp.

JRT Geoengineering, October 2008, Site Inspection report and Review of Mining Geotechnics.

D. Moncada, S. Mutchler, A. Nieto, T.J. Reynolds, J.D. Rimstidt, R.J. Bodnar, 2011, Mineral textures and fluid inclusion petrography of the epithermal Ag–Au deposits at Guanajuato, Mexico: Application to exploration; Journal of Geochemical Exploration 114 (2012) 20–35.

Daniel Moncada, Robert J. Bodnar, 2012, Gangue mineral textures and fluid inclusion characteristics of the Santa Margarita Vein in the Guanajuato Mining District, Mexico; in Central European Journal of Geosciences, DOI: 10.2478/s13533 -011-0057-8, 12 pp.

Micon International Limited, 2010, NI43-101 Technical Report Audit of the Resource and Reserve Estimates for the Guanajuato Mines Project, Guanajuato State, Mexico (March 15, 2010), prepared for Endeavour Silver Corp., 175 pp.

Rennie, D. W., Bergen, R. D., 2011, Technical Report on The Guanajuato Mine, Guanajuato State, Mexico, Scott Wilson Roscoe Postle Associates Inc. Prepared for Great Panther Resources Limited, dated January 2011: 135pp+appendices.

Rhys, D., 2013, Structural Settings and Style of Vein Systems in the Central Guanajuato District. Internal report for Great Panther Resources Limited, dated May 2013: 100pp+appendices.

Stewart, M., 2006, 2006 report on surface mapping – lithostratigraphy, geology and structure of the Guanajuato area: results of mapping and analysis. Internal report for Great Panther Resources Limited, dated March 2006: 26pp+appendices.

Wardrop Engineering., 2009a, Topia Mine Project Resource Estimate for the Argentina Veins, prepared for Great Panther Resources (October 14, 2009).

Wardrop Engineering., 2009b, Technical Report on the Cato Clavo Zone, Guanajuato Mine Property, Mexico, prepared for Great Panther Resources (October 14, 2009).

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28.0	DATE AND SIGNATURE PAGE

This report titled “NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano, and Promontorio Zones, as of July 31st, 2013” and dated November 26, 2012 was prepared and signed by the following authors:

“Robert F. Brown”

Dated at Vancouver, B.C.	Robert F. Brown, P. Eng.

November 26, 2013	V.P. Exploration, Great Panther Silver Limited

“Linda C. Sprigg”

Dated at Perth, Australia	Linda C. Sprigg, RPGeo AIG

November 26, 2013	Resource Geologist, Octree Consulting Pty Ltd

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29.0	CERTIFICATES OF QUALIFIED PERSONS

I, Robert F. Brown, 3977 Westridge Ave., West Vancouver, B.C., Canada, as an the author of this report “NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano & Promontorio Zones, as of July 31st, 2013” prepared for Great Panther Silver Limited., dated November 26, 2013 do hereby certify that;

1.	I am a graduate of the Queen’s University at Kingston, Ontario (1975) and hold a B. Sc. degree in Geology.

2.	I am presently employed as VP Exploration for Great Panther Silver Limited.

3.	I have been employed in my profession by various companies since graduation in 1975.

4.	I am a registered Professional Engineer with Association of Professional Engineers and Geoscientists of B.C. since 1982.

5.

I have read the definitions of “Qualified Person” set out in NI 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43- 101.

6.	I have visited the Guanajuato Mine on numerous occasions since 2006, most recently from October 27 to November 3, 2013.

7.

I am the author responsible for contributions to sections 1, 2, 3, 11.1, 25, 26, 27, 28 and 29, and responsible for sections 4– 10, 13 and 15 – 24 of this report utilizing data supplied by the mine listed in the References section of this report.

8.

To the best of my knowledge, information and belief, this technical report contains all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

9.	I am not independent of Great Panther Silver Limited as defined in Section 1.4 of NI 43- 101 as I was appointed VP Exploration in April of 2004.

10.	I have read NI 43-101 and NI 43-101F1 and have prepared the technical report in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical report.

“Robert F. Brown”

Robert F. Brown, P. Eng., B.C.

DATED at Vancouver, British Columbia, this 26th day of November, 2013

I do hereby certify that;

1.	My name is Linda Catherine Sprigg and I am a Resource Geologist for Octree Consulting Pty Ltd. My full address is 22/16 Gwenyfred Rd, Kensington, WA, Australia 6151.

2.

This certificate applies to the attached report entitled “NI43-101 Report on the Guanajuato Mine Complex Mineral Resource Estimation for the Guanajuatito, Valenciana, Cata, Los Pozos, Santa Margarita, San Cayetano & Promontorio Zones, as of July 31st, 2013” prepared for Great Panther Silver Limited., dated November 26th, 2013

3.

I certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. I am a Registered Professional Geoscientist of The Australian Institute of Geoscientists (RPGeo AIG), and am a BSc. Geology (Hons) graduate of The University of Melbourne (2003) and an MSc. (Economic Geology) graduate of The University of Tasmania (2013).

4.

My relevant experience as it relates to this Technical Report includes practice as a Geologist in the fields of resource definition and estimation, mining and exploration on projects at various stages of development (greenfields through to established operation) within Laos, Vietnam, Australia and Mexico. I have worked with various commodities (Ag, Au, Pb, Zn, Cu, Mn, Bi, Fluorite, and W) hosted within various geological environments in both open pit and underground operating environments.

5.

I was based at the Guanajuato Operations from November 2012 to July 2013, and during this time I visited the mine, laboratory and core processing facility on several occasions with the most recent mine visit being on April 2, 2013.

6.

I am the author responsible for contributions to sections 1, 2, 3, 11.1, 25, 26, 27, 28 and 29, and responsible for sections 11.2, 11.3, 12 and 14 of this report utilizing data supplied by the mine listed in the References section of this report.

7.	I am independent of Great Panther Silver Limited as defined in Section 1.5 of NI 43 -101.

8.

I have been previously involved with the property as an employee (Mineral Resource Geologist) from November 2012 to July 2013 after which time I have provided services to Great Panther Silver Limited through Octree Consulting Pty Ltd.

9.	I have read NI 43 -101 and NI 43-101F1 and have prepared the sections of the technical report for which I am responsible in compliance with both the instrument and form.

10.

To the best of my knowledge, information and belief, the parts of this technical report for which I am responsible contain all the scientific and technical information that is required to be disclosed to make this technical report not misleading.

“Linda C. Sprigg”

Linda C. Sprigg, RPGeo AIG

DATED at Perth, Australia this 26th day of November, 2013